Exhibit 2.1

EXPLANATORY NOTE TO THIS EXHIBIT
Certain schedules and exhibits to the following Stock Purchase Agreement (the “Agreement”) have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  These schedules and exhibits consist of (i) the Disclosure Letter (as such term is defined in the Agreement), (ii) the Escrow Agreement (as such term is defined in the Agreement), (iii) the Conditional Option Exercise Agreements (as such term is defined in the Agreement), (iv) the Nicolais Employment Agreement (as such term is defined in the Agreement) and (v) the form of Available Funds Certificate (as such term is defined in the Agreement).  Balchem Corporation (“Balchem”) hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

The Agreement has been included to provide investors with information regarding its terms.  The Agreement is not intended to provide any factual information about Balchem or Performance Chemicals & Ingredients Company (“PCI”).  The representations, warranties and covenants contained in the Agreement were made only for purposes of the Agreement and as of specific dates, were solely for the benefit of the parties to the Agreement, and are subject to limitations agreed upon by the parties to the Agreement, including being qualified by information in the confidential Disclosure Letter delivered by the Sellers (as defined in the Agreement) and PCI to Balchem in connection with the execution of the Agreement.  The confidential Disclosure Letter contains information that modifies, qualifies and creates exceptions to the representations and warranties contained in the Agreement.  Moreover, the representations and warranties contained in the Agreement were made for the purpose of allocating contractual risk between the parties to the Agreement instead of establishing matters as facts, and may be subject to standards of materiality applicable to the parties to the Agreement that differ from those applicable to investors.  Investors are not third-party beneficiaries under the Agreement and should not rely on the representations, warranties and covenants contained therein or any descriptions thereof as characterizations of the actual state of facts or condition of Balchem, PCI or any of their respective subsidiaries or affiliates.  Additionally, information concerning the subject matter of the representations and warranties contained in the Agreement may change after the date of the Agreement, which subsequent information may or may not be fully reflected in Balchem’s public disclosures.

STOCK PURCHASE AGREEMENT

by and among

BALCHEM CORPORATION,

PERFORMANCE CHEMICALS & INGREDIENTS COMPANY,

THE STOCKHOLDERS AND OPTIONHOLDERS OF PERFORMANCE CHEMICALS & INGREDIENTS COMPANY

and

THE STOCKHOLDER REPRESENTATIVE NAMED HEREIN

dated as of

March 31, 2014

i

EXHIBITS

Exhibit A  -  Amended and Restated Escrow Agreement
Exhibit B  -  Intentionally omitted.
Exhibit C  -  Conditional Option Exercise Agreements
Exhibit D  -  Nicolais Employment Agreement
Exhibit E  -  Form of Available Funds Certificate

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated as of March 31, 2014, is entered into between PERFORMANCE CHEMICALS & INGREDIENTS COMPANY (d/b/a SensoryEffects), a Delaware corporation (the “Company”), the undersigned shareholders and optionholders of the Company (“Sellers”), Balchem Corporation, a Maryland corporation (“Buyer”), and, solely for the limited purposes described herein, Highlander Partners, L.P., in its capacity as the Stockholder Representative (as hereinafter defined).

RECITALS

WHEREAS, Sellers collectively own all of the outstanding shares of common stock, par value $0.01 per share, of the Company, and all of the outstanding options to purchase additional shares of common stock, which options shall be exercised immediately prior to Closing (as so issued or as so exercised for shares, collectively, the “Shares”); and

WHEREAS, Sellers wish to sell to Buyer, and Buyer wishes to purchase from Sellers, all of the Shares, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

The following terms have the meanings specified or referred to in this Article I:

“2013 Audited Financial Statements” has the meaning set forth in Section 5.21.

“2013 Unaudited Financial Statements” has the meaning set forth in Section 3.10(a).

“280G Approval” has the meaning set forth in Section 5.03(g).

“280G Payments” has the meaning set forth in Section 5.03(g).

“280G Waiver” means, with respect to any Person, means a written agreement waiving such Person’s right to receive any 280G Payments and to accept in substitution therefor the right to receive such payments only if approved by the stockholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code.

“483” has the meaning set forth in Section 3.19.

“Acquired Company” and “Acquired Companies” have the meaning set forth in Section 3.03.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) concerning (a) a merger, consolidation, recapitalization, share exchange or other business combination transaction involving an acquisition of or investment in any of the Acquired Companies; (b) the issuance or acquisition of shares of capital stock or other equity securities of any of the Acquired Companies; or (c) the sale, lease, exchange or other disposition of any significant portion of any of the Acquired Companies’ properties or assets.

“Action” means any action, lawsuit, arbitration, government audit, government notice of violation, proceeding, litigation or government investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Administrative Agent” has the meaning set forth in Section 4.06.

“AFCO Indebtedness” means Indebtedness payable to AFCO incurred by the Acquired Companies to finance its annual insurance payments on a monthly basis.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Available Funds Certificate” has the meaning set forth in Section 5.04(c).

“AK LLP” has the meaning set forth in Section 9.14.

“Applicable Food Laws” has the meaning set forth in Section 3.19.

“Audited Financial Statements” has the meaning set forth in Section 3.10(a).

“Base Purchase Price” has the meaning set forth in Section 2.01.

“Balance Sheet” has the meaning set forth in Section 3.10(a).

“Balance Sheet Date” has the meaning set forth in Section 3.11.

“Benefit Plan” has the meaning set forth in Section 3.21(a).

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in New York, New York are authorized or required by Law to be closed for business.

“Buyer” has the meaning set forth in the preamble.

“Buyer Closing Statement” has the meaning set forth in Section 2.05(a).

“Buyer Indemnified Party” or “Buyer Indemnified Parties” has the meaning set forth in Section 7.02(a).

“Buyer Willful Breach” means Buyer’s breach of a material covenant or obligation of Buyer under this Agreement that is a consequence of a deliberate act or a failure to act by the Buyer that the Buyer knew or should have known would cause a breach of this Agreement.

“Cap” has the meaning set forth in Section 7.04(b).

“Cash” means, as of any given time, cash on hand, determined in accordance with GAAP and, to the extent consistent with GAAP, the policies, conventions, methodologies and procedures used by the Company in preparing the Balance Sheet.  For avoidance of doubt, Cash shall not include (and shall be reduced by) the aggregate amount of all outstanding checks or drafts of the Company that have been written and delivered but not posted as long as the corresponding obligations have been credited to Current Liabilities and taken into account in the calculation of Working Capital.

“Closing” has the meaning set forth in Section 2.07.

“Closing Adjustment Amount” means an amount equal to (a) any Estimated Working Capital Surplus, minus (b) any Estimated Working Capital Deficiency, minus (c) Estimated Indebtedness, minus (d) Estimated Unpaid Company Transaction Costs, plus (e) any Estimated Closing Cash.

“Closing Balance Sheet” has the meaning set forth in Section 2.04.

“Closing Date” has the meaning set forth in Section 2.07.

“Closing Indebtedness” has the meaning set forth in Section 2.05(a).

“Closing Payment” has the meaning set forth in Section 2.03(a).

“Closing Working Capital Deficiency” has the meaning set forth in Section 2.05(a).

“Closing Working Capital Surplus” has the meaning set forth in Section 2.05(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letter” has the meaning set forth in Section 9.17.

“Common Stock” has the meaning set forth in Section 3.04(a).

“Company” has the meaning set forth in the preamble.

“Company Estimated Closing Statement” has the meaning set forth in Section 2.04.

“Company Intellectual Property” has the meaning set forth in Section 3.15(a).

“Company Transaction Costs” means (i) all fees, costs and expenses of any brokers, financial advisors, consultants, accountants, attorneys or other professionals engaged by or paid by the Company in connection with the structuring, negotiation or consummation of the transactions contemplated by this Agreement and the other agreements entered into as contemplated hereby and the performance of such Person’s obligations hereunder and thereunder, (ii) the amount of the premiums payable by the Company for directors’ and officers’ liability tail insurance coverage pursuant to Section 5.05(b) (to the extent not already paid by the Company prior to Closing) and (iii) the aggregate amount of the Transaction Bonuses, plus the employer portion of all employment, payroll, unemployment, and withholding Taxes relating to such Transaction Bonuses.

“Competitive Business” has the meaning set forth in Section 5.16.

“Conditional Option Exercise Agreements” has the meaning set forth in Section 5.18.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of January 20, 2014, between the Buyer and the Company.

“Confidential Information” has the meaning set forth in Section 5.06.

“Confidentiality Period” has the meaning set forth in Section 5.06.

“Contract” means any agreement, arrangement, contract, instrument, promise, commitment or undertaking (whether written or oral).

“Copyrights” has the meaning set forth in Section 3.15(a).

“Current Assets” means, as of the close of business on the Closing Date prior to giving effect to the transactions contemplated hereby, the sum of all current assets of the Acquired Companies, as determined in accordance with this Agreement and GAAP applied on a basis consistent with the preparation of the Balance Sheet; provided, however, that Current Assets shall not include, in whole or in part: (a) accounts and obligations owed to an Acquired Company by any one or more of the other Acquired Companies, (b) cash and cash equivalents, or (c) prepaid income taxes, income tax receivables or deferred Tax assets.

“Current Liabilities” means, as of the close of business on the Closing Date prior to giving effect to the transactions contemplated hereby, the sum of all current liabilities of the Acquired Companies as determined in accordance with this Agreement and GAAP applied on a basis consistent with the preparation of the Balance Sheet; provided, however, that Current Liabilities shall not include, in whole or in part: (a) Company Transaction Costs, (b) Indebtedness, including the current portion of Indebtedness, and accrued and unpaid interest on Indebtedness, or any costs associated with any refinancing thereof by Buyer, (c) deferred Tax liabilities, and (d) accounts and obligations owed by an Acquired Company to any one or more of the other Acquired Companies.

“Data Room” means the electronic documentation site established by Intralinks on behalf of the Company in connection with the transactions contemplated by this Agreement.

“Debt Commitment Letter” has the meaning set forth in Section 4.06.

“Debt Financing” has the meaning set forth in Section 4.06.

“Debt Financing Sources” has the meaning set forth in Section 4.06.

“Deductible” has the meaning set forth in Section 7.04(a).

“Direct Claim” has the meaning set forth in Section 7.05(c).

“Disclosure Letter” means the Disclosure Letter delivered by Sellers and the Company concurrently with the execution and delivery of this Agreement.

“Disclosure Letter Supplement” has the meaning set forth in Section 5.02.

“Dollars” or “$” means the lawful currency of the United States.

“Domain Names” has the meaning set forth in Section 3.15(a).

“Employees” means those Persons employed by the Company or any of its Subsidiaries immediately prior to Closing.

“Encumbrance” means any lien, pledge, mortgage, deed of trust, restriction, security interest, charge, claim, easement, encroachment, condition, equitable interest, option, right of way, right of first refusal or other similar encumbrance.

“Environmental Claim” means an Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, arrangement for disposal of or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof), the protection of natural resources, or the environment (including ambient air (including indoor air), soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal, arrangement for disposal, Release or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. Sec.Sec. 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste

Amendments of 1984, 42 U.S.C. Sec.Sec. 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. Sec.Sec. 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. Sec.Sec. 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. Sec.Sec. 11001 et seq.; and the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. Sec.Sec. 7401 et seq.

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to: (i) actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit; or (ii) actual or alleged liability under any Environmental Law.

“Environmental Permit” means any Permit, license, registration, franchise or authorization required under Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any Person, any other Person that, together with such first Person, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Escrow Account” means the account or accounts established pursuant to the Escrow Agreement to hold the Escrow Amount.

“Escrow Agent” means JPMorgan Chase Bank, N.A., or any successor Escrow Agent under the Escrow Agreement.

“Escrow Agreement” means the Amended and Restated Escrow Agreement, dated  as of the date of this Agreement, a copy of which is attached as Exhibit A, by and among the Company, the Stockholder Representative, on behalf of Sellers, Buyer and the Escrow Agent.

“Escrow Amount” has the meaning set forth in Section 2.03(b).

“Estimated Closing Cash” has the meaning set forth in Section 2.04.

“Estimated Unpaid Company Transaction Costs” has the meaning set forth in Section 2.04.

“Estimated Indebtedness” has the meaning set forth in Section 2.04.

“Estimated Working Capital Deficiency” has the meaning set forth in Section 2.04.
“Estimated Working Capital Surplus” has the meaning set forth in Section 2.04.

“FCPA” has the meaning set forth in Section 3.27.

“FDA” has the meaning set forth in Section 3.19.

“FDCA” has the meaning set forth in Section 3.19.

“Final Adjustment Amount” means an amount equal to (a) any Final Working Capital Surplus, minus (b) any Final Working Capital Deficiency, minus (c) any Final Indebtedness, minus (d) the Final Unpaid Company Transaction Costs, plus (e) any Final Closing Cash.

“Final Adjustment Deficiency” has the meaning set forth in Section 2.05(c).

“Final Adjustment Surplus” has the meaning set forth in Section 2.05(c).

“Final Balance Sheet” has the meaning set forth in Section 2.05(a).

“Final Closing Cash” has the meaning set forth in Section 2.05(a).

“Final Indebtedness” has the meaning set forth in Section 2.05(b).

“Final Unpaid Company Transaction Costs” has the meaning set forth in Section 2.05(a).

“Final Working Capital Deficiency” has the meaning set forth in Section 2.05(b).

“Final Working Capital Surplus” has the meaning set forth in Section 2.05(b).

“Financial Statements” has the meaning set forth in Section 3.10(a).

“Financing” has the meaning set forth in Section 4.06.

“Financings” has the meaning set forth in Section 9.17.

“Financing Sources” has the meaning set forth in Section 9.17.

“FTC” has the meaning set forth in Section 3.19.

“Fundamental Representations” has the meaning set forth in Section 7.01.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“General Survival Period” has the meaning set forth in Section 7.01.

“Governmental Authority” means any federal, state, local or foreign government, or any agency or instrumentality of such government, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction, or any receiver or trustee appointed by the foregoing.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, decision, ruling, memorandum of understanding or award entered, issued made or rendered by or with any Governmental Authority.

“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, that is hazardous, acutely hazardous, toxic,  or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“Highlander” means Highlander Partners, L.P.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Clearance” has the meaning set forth in Section 6.01(a).

“Indebtedness” means, without duplication, except for accounts and obligations owed by any of the Acquired Companies to one or more of the other Acquired Companies, all liabilities of the Acquired Companies under or with respect to: (a) indebtedness for the repayment of borrowed money, whether or not represented by bonds, debentures, notes or similar instruments; (b) other indebtedness evidenced by bonds, debentures, notes or similar instruments; (c) leases that would be considered capitalized leases under GAAP; (d) letters of credit; (e) the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business); (f) any payment obligation to a seller for the purchase price of a prior acquisition or business combination, including, without limitation, any deferred payment obligations and any earnout, milestone or performance payment; (g) any indebtedness for the repayment of money borrowed by another Person and secured by an Encumbrance on any Acquired Company’s assets; (h) any interest rate or currency hedging agreements or arrangements; (i) any accrued and unpaid interest on, and any prepayment premiums, early termination fees, penalties, expenses, fees or similar contractual charges in respect of, any of the obligations described in clauses (a) through (h); and (j) any guarantees of any liabilities or obligations of any Person of the type described in clauses (a) through (h).  For the avoidance of doubt, Working Capital items shall not be included in Indebtedness.

“Indemnified Party” has the meaning set forth in Section 7.04.

“Indemnifying Party” has the meaning set forth in Section 7.04.

“Individual Sellers” means all of the Sellers who are not Institutional Sellers.

“Institutional Sellers” means Highlander, 2006 Hirsch Family Partnership No. 1, Ltd., 2006 Hirsch Family Partnership No. 2, Ltd., and 2006 Hirsch Family Partnership No. 3, Ltd.

“Insurance Policies” has the meaning set forth in Section 3.16.

“Intellectual Property” has the meaning set forth in Section 3.15(a).

“Interim Financial Statements” has the meaning set forth in Section 3.10(a).

“Knowledge of the Company” or “the Company’s Knowledge” or any other similar knowledge qualification, means (i) the actual (and not constructive) knowledge of any of Charles Nicolais, Darren Lane, Alex Guiva, Christopher McRorie, James Holdrieth, John Kane, Ria Dake and David Harding (the “Knowledge Group”) and (ii) such other knowledge as the Knowledge Group would have following a reasonable investigation under the circumstances.  For the purposes of the foregoing definition, the parties agree that a “reasonable investigation under the circumstances” will be deemed to have occurred if the member of the Knowledge Group inquires of his direct reports having responsibility over the subject matter relating to the particular Section(s) of the Agreement so referenced.

“Law” means any federal, national, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Lead Arranger” has the meaning set forth in Section 4.06.

“Leases” has the meaning set forth in Section 3.14(c).

“Licenses In” has the meaning set forth in Section 3.15(b).

“Licenses Out” has the meaning set forth in Section 3.15(b).

“Losses” means all losses, damages, liabilities, awards, assessments, judgments, Taxes, interest, fines, penalties, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses of investigation and defense, the cost of enforcing any right to indemnification hereunder and the cost of pursuing recovery from insurance providers.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that, alone or in conjunction with any other event, occurrence, fact, condition or change, is or would reasonably be expected to be, materially adverse to (a) the business, results of operations, financial condition, assets or liabilities of the Company and its Subsidiaries or (b) the ability of the Company or any of the Sellers to perform their respective material obligations under this Agreement or to consummate the transactions contemplated by this Agreement on a timely basis; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or expressly permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Buyer; (vi) any changes in applicable Laws or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; (vii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of, or adverse developments in relationships with, employees, customers, suppliers, distributors or others having relationships with the

Company; or (viii) any natural or man-made disaster or acts of God; or (ix) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), unless, in the case of clauses (i)-(iii), clause (vi) and clause (viii) such event, occurrence, fact, condition or change materially disproportionately affects the Company or its Subsidiaries relative to others in the same or similar industries.

“Material Contracts” has the meaning set forth in Section 3.13(a).

“Nicolais Employment Agreement” has the meaning set forth in Section 5.19.

“Noncompete Period” has the meaning set forth in Section 5.16.

“Noticed Party” has the meaning set forth in Section 5.06.

“Objection Notice” has the meaning set forth in Section 2.05(b).

“Optionholders” has the meaning set forth in Section 3.04(b).

“Option Shares” has the meaning set forth in Section 3.04(a).

“Outside Date” means the date that is the first Business Day following the expiration of sixty (60) days from the date of this Agreement; provided, however, that if (a) the Parties have not yet received HSR Clearance by such date and (b) all other conditions set forth in Section 6.01 and Section 6.03 have been satisfied (other than any such conditions which by their nature are to be satisfied by the Closing Date), then the Buyer may extend the Outside Date for one or more additional periods of up to thirty (30) days each (but not to a date which is later than September 30, 2014), by giving written notice thereof to the Company prior to such date, or the last day of the then current extension period, as applicable, which includes a certification by Buyer of its good faith belief that it is reasonably probable that HSR Clearance will be obtained prior to September 30, 2014.

“Outstanding Options” has the meaning set forth in Section 3.04(a).

“Outstanding Shares” has the meaning set forth in Section 3.04(a)

“Patents” has the meaning set forth in Section 3.15(e).

“Percentage Interest” of a Seller means the percentage of all Shares owned by such Seller immediately prior to Closing and after giving effect to the exercise of the Outstanding Options, as set forth in Section 3.05 of the Disclosure Letter.

“Permits” means all permits, licenses, variances, certificates, consents, waivers, franchises, registrations, and authorizations obtained or required to be obtained from any Governmental Authority.

“Permitted Encumbrances” has the meaning set forth in Section 3.14(a).

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, for any taxable period that includes (but does not end on) the Closing Date, the portion of such taxable period ending on and including the Closing Date.

“Privileged Communications” has the meaning set forth in Section 9.14.

“Purchase Price” has the meaning set forth in Section 2.02.

“Qualified Benefit Plan” has the meaning set forth in Section 3.21(c).

“Qualifying Loss” has the meaning set forth in Section 7.04(a).

“Real Property” means the real property owned, leased or subleased by the Company or any of its Subsidiaries, together with all buildings, structures and facilities located thereon.

“Referee” has the meaning set forth in Section 2.05(b).

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Representatives” has the meaning set forth in Section 5.06.

“Restricted Seller(s)” has the meaning set forth in Section 5.16.

“Seller Group” has the meaning set forth in Section 9.14.

“Sellers” has the meaning set forth in the preamble.

“Senior Employee” means any of the following Employees: the Chief Executive Officer, the Chief Financial Officer and any Executive Vice President.

“Several Representations” has the meaning set forth in Article III.

“Shares” has the meaning set forth in the recitals.

“Stockholder Representative” means Highlander Partners, L.P. and any successor representative appointed pursuant to the provisions of Article X hereof to act on its behalf.

“Straddle Period” means a taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, another Person in which such first Person owns, directly or indirectly, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of such Person).

“Tax Benefit” means, and shall be deemed to have been realized by a Person for purposes of this Agreement when such Person obtains, any refund of income Taxes paid or reduction in the amount of cash Taxes which otherwise would have been paid in the taxable year in which such Loss is incurred for Tax purposes, which shall be calculated by measuring the difference between the amount of income Taxes that the Indemnified Party would pay to a Governmental Authority without taking into account any deductions resulting from the Loss for such taxable year and the amount of income Taxes that such Indemnified Party actually pays for such taxable year taking into account the deductions resulting from the Loss, assuming that such deductions resulting from the Loss are the last item of deductions on any Tax Return.

“Tax Contest” has the meaning set forth in Section 5.03(c).

“Taxes” means (i) any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, ad valorem, excise, natural resources, severance, stamp, occupation, premium, profits, license, windfall profit, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employment, employee or other withholding, or other tax, like governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed under any Law or by any taxing authority, whether disputed or not, (ii) any liability for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the liability of any other Person, (iii) any liability for the payment of any amounts as a result of being a party to any tax sharing or allocation agreements or arrangements or with respect to the payment of any amounts of any of the foregoing types as a result of any obligation to indemnify any other Person, and (iv) any liability for the payment of any of the foregoing types as a successor, transferee or otherwise.

“Tax Indemnity” has the meaning set forth in Section 5.03(b).

“Tax Proceedings” has the meaning set forth in Section 3.23(c).

“Tax Representations” means the representations and warranties contained in Section 3.23 (Taxes).

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Terminated Agreements” has the meaning set forth in Section 5.20.

“Third-Party Claim” has the meaning set forth in Section 7.05(a).

“Third-Party IP” has the meaning set forth in Section 3.15(f).

“Trademarks” means all trademarks, service marks, trade names, brand names, logos, trade dress and other proprietary indicia of goods and services, whether registered or unregistered, and all registrations and applications for registration of such trademarks, including intent-to-use applications, all issuances, extensions and renewals of such registrations and applications and the goodwill connected with the use of and symbolized by any of the foregoing.

“Trade Secrets” has the meaning set forth in Section 3.15(a).

“Transaction Bonuses” means any and all amounts payable to officers, directors, employees, consultants or advisors of any Acquired Company or any other Person in connection with or as a result of the transactions contemplated by this Agreement.

“Union” has the meaning set forth in Section 3.22(a).

“Unpaid Company Transaction Costs” has the meaning set forth in Section 2.05(a).

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign Laws related to plant closings, relocations, mass layoffs and employment losses.

“Working Capital” means Current Assets minus Current Liabilities.

“Working Capital Deficiency” means the amount by which the Working Capital Target exceeds the Working Capital.

“Working Capital Surplus” means the amount by which Working Capital exceeds the Working Capital Target.

“Working Capital Target” means $39,200,000.

ARTICLE II
PURCHASE AND SALE

Section 2.01    Purchase and Sale.  Subject to the terms and conditions set forth herein, at Closing, Sellers shall sell to Buyer, and Buyer shall purchase from Sellers, all of the Shares for the consideration specified in Section 2.02.

Section 2.02    Purchase Price. The aggregate purchase price for the Shares (the “Purchase Price”) shall be five hundred sixty-seven million dollars ($567,000,000) (the “Base Purchase Price”), minus the Final Adjustment Amount, if negative, or plus the Final Adjustment Amount, if positive.

Section 2.03  Payment of the Purchase Price.

(a)          At Closing, Buyer shall pay to each Seller an amount in cash equal to the Closing Payment multiplied by the Percentage Interest applicable to such Seller.  For purposes of this Agreement, the “Closing Payment” shall mean an aggregate amount of cash equal to (i) the Base Purchase Price, minus (ii) the Escrow Amount (as defined below), minus (iii) the Closing Adjustment Amount, if negative, plus (iv) the Closing Adjustment Amount, if positive.

(b)          At Closing, as security for Sellers’ indemnification obligations under this Agreement, Buyer shall remit to the Escrow Agent an amount of cash equal to $27,500,000 (the “Escrow Amount”), to be held and disbursed by the Escrow Agent pursuant to the Escrow Agreement.  All parties hereto agree for all Tax purposes that: (i) Buyer shall be treated as the owner of the Escrow Amount, and all interest and earnings earned from the investment and reinvestment of the Escrow Amount, or any portion thereof, shall be allocable to Buyer pursuant to Section 468B(g) of the Code and Proposed Treasury Regulation Section 1.468B-8 and an amount equal to fifty percent (50%) of all interest and earnings earned thereon shall be distributed to Buyer within fifteen (15) days after the end of each calendar quarter and shall not be become part of the Escrow Amount, (ii) if and to the extent any amount of the Escrow Amount is actually distributed to Sellers, interest may be imputed on such amount, as required by Section 483 or 1274 of the Code, (iii) Sellers’ rights to any such distributed portion of the Escrow Amount under this Agreement shall be treated as installment obligations for purposes of Section 453 of the Code, and (iv) in no event shall the aggregate payments under the Escrow Agreement to Sellers exceed $28,500,000.  Clause (iv) of the preceding sentence is intended to ensure that the right of Sellers to the Escrow Amount and any interest and earnings earned  thereon is not treated as a contingent payment without a stated maximum selling price under Section 453 of the Code and the Treasury Regulations promulgated thereunder. No party hereto shall take any action or filing position inconsistent with the foregoing.

(c)         On the Closing Date, Buyer, on behalf of and for the benefit of the Company, shall pay or cause to be paid in full the Estimated Indebtedness (other than AFCO Indebtedness) to the applicable holder(s) thereof by wire transfer as directed by the Company.

(d)         On the Closing Date, Buyer shall pay on behalf of the Company or cause the Company to pay by wire transfer the Estimated Unpaid Company Transaction Costs, less in each case any amounts required to withheld from such payments under applicable Law.

(e)          By execution hereof, each Seller hereby expressly acknowledges and agrees (i) that he, she or it understands the purchase price mechanics set forth herein (including the manner in which his, her or its Percentage Interest will be calculated) and (ii) to the deduction from the Base Purchase Price for the items referenced herein, including the establishment of the Escrow Account, the retention of the funds for such account and the distribution and use of those funds pursuant to the terms of this Agreement and the Escrow Agreement.

(f)         Immediately following the execution of this Agreement, Buyer and the Company shall deliver joint written instructions to the Escrow Agent to release and pay to the Buyer as soon as reasonably practicable all of the funds contained in the Escrow Account.

Section 2.04    Estimated Working Capital, Indebtedness and Unpaid Company Transaction Costs.  No later than three (3) Business Days before the Closing Date, the Company shall deliver to Buyer an estimated consolidated balance sheet of the Acquired Companies as of the Closing Date (the “Closing Balance Sheet”), together with a written statement (the “Company Estimated Closing Statement”) which sets forth in reasonable detail the Company’s good faith estimate of the following: (i) the amount of unpaid Indebtedness (other than AFCO Indebtedness) as of the close of business on the Closing Date before giving effect to the transactions contemplated hereby, including the holders thereof and the amounts payable to each, as set forth in the payoff letters received from each holder of Indebtedness, or, in the case of capital lease Indebtedness, as determined in good faith by the Company (“Estimated Indebtedness”), (ii) the amount of Working Capital Surplus or Working Capital Deficiency, as the case may be, as of the close of business on the Closing Date before giving effect to the transactions contemplated hereby (the “Estimated Working Capital Surplus” or “Estimated Working Capital Deficiency”), (iii) the amount of the unpaid Company Transaction Costs, including the Persons to which such Company Transaction Costs are owed and the amounts owed to each (the “Estimated Unpaid Company Transaction Costs”) and (iv) the amount of Cash on hand of the Acquired Companies as of the close of business on the Closing Date (the “Estimated Closing Cash”).  The Closing Balance Sheet shall be prepared by the Company in accordance with this Agreement and GAAP applied in a manner consistent with the preparation of the Balance Sheet, except as otherwise contemplated by the definitions of Current Assets, Current Liabilities and Working Capital included herein.

Section 2.05  Final Working Capital, Indebtedness, Unpaid Company Transaction Costs and Final Closing Cash.

(a)          Within ninety (90) days after the Closing Date, Buyer shall cause the Company to prepare, in good faith, and deliver to the Stockholder Representative a consolidated balance sheet of the Acquired Companies as of the Closing Date (the “Final Balance Sheet”), together with a written statement (the “Buyer Closing Statement”) setting forth the following: (i) the amount of the unpaid Indebtedness (other than AFCO Indebtedness) as of the close of business on the Closing Date prior to giving effect to the transactions contemplated hereby (“Closing Indebtedness”), (ii) the amount of the Company Transaction Costs that were unpaid as of the Closing Date, prior to giving effect to the transactions contemplated hereby, including the Persons to which such Company Transaction Costs are or were owed and the amounts owed to each (the “Unpaid Company Transaction Costs”), (iii) the amount of Working Capital Surplus or Working Capital Deficiency, as the case may be, as of the close of business on the Closing Date prior to giving effect to the transactions contemplated hereby (“Closing Working Capital Surplus” or “Closing Working Capital Deficiency”) and (iv) the amount of Cash on hand of the Acquired Companies as of the close of business on the Closing Date (the “Final Closing Cash”).  The Final Balance Sheet shall be prepared in accordance with this Agreement and GAAP applied in a manner consistent with the preparation of the Balance Sheet, except as otherwise contemplated by the definitions of Current Assets, Current Liabilities and Working Capital included herein.  Following the delivery of the Final Balance Sheet to Sellers, on reasonable advance notice and during normal business hours, Buyer shall make available to the Stockholder Representative and its representatives, and afford the Stockholder Representative and its representatives the opportunity to examine, such supporting schedules, analyses, workpapers, including the audit workpapers, and other underlying records or documentation relating to the calculation of the amount of the Closing Indebtedness, the Unpaid Company Transaction Costs, and the Closing Working Capital Surplus or Closing Working Capital Deficiency (as the case may be) as are reasonably requested by the Stockholder Representative, solely for purposes of verifying the amounts thereof.  Buyer shall reasonably cooperate with the Stockholder Representative and its representatives in such examination.  The Stockholder Representative and its representatives shall direct all questions and requests for information pertaining to the foregoing to the Chief Financial Officer of the Buyer or the Chief Accounting Officer (or such other person as the Chief Financial Officer and/or the Chief Accounting Officer of the Buyer may designate in writing), and such persons will provide answers to all reasonable questions asked by the Stockholder Representative and its representatives pertaining to the foregoing to the extent known or reasonably available, in each case during normal business hours and on reasonable advance notice.

(b)          If within forty-five (45) days following delivery of the Final Balance Sheet to the Stockholder Representative, the Stockholder Representative has not delivered to Buyer written notice of its good faith objections to the Buyer Closing Statement describing in reasonable detail the basis of such objections and the Stockholder Representative’s proposed calculations with respect to the items to which the Stockholder Representative objects (the “Objection Notice”), then the Closing Indebtedness, Unpaid Company Transaction Costs and Closing Working Capital Surplus or Closing Working Capital Deficiency, as applicable, as set forth in such Buyer Closing Statement shall be deemed final and conclusive and shall be “Final Indebtedness,” “Final Unpaid Company Transaction Costs,” and “Final Working Capital Surplus,” “Final Working Capital Deficiency” and “Final Closing Cash,” respectively.  If the Stockholder Representative delivers an Objection Notice within such forty-five (45)-day period, then Buyer and the Stockholder Representative shall endeavor in good faith to resolve the objections, for a period not to exceed fifteen (15) days from the date of delivery of the Objection Notice.  If at the end of such fifteen (15) day period there are any objections that remain in dispute, then the remaining objections in dispute shall be submitted for resolution to a nationally recognized accounting firm to be selected jointly by the Stockholder Representative and Buyer within the following five (5) days or, if Sellers and Buyer are unable to mutually agree within such five (5)-day period, such accounting firm shall be BDO USA, LLP (such jointly selected accounting firm or BDO USA, LLP, the “Referee”).  The Referee shall determine the disputed portions of Final Indebtedness, Final Unpaid Company Transaction Costs and/or Final Working Capital Surplus or Final Working Capital Deficiency within thirty (30) days after the objections that remain in dispute are submitted to it.  If any remaining objections are submitted to the Referee for resolution, (i) Buyer and the Stockholder Representative shall furnish to the Referee a report with respect to such party’s positions with respect to the issues in the Objection Notice, a copy of which shall be delivered to the other party hereto, and no ex parte conferences, oral examinations, testimony, depositions, discovery or other form of evidence gathering or hearings shall be conducted or allowed, provided, that, at the Referee’s request, or as mutually agreed by Buyer and the Stockholder Representative, Buyer and the Stockholder Representative may meet with the Referee as long as representatives of both are present; (ii) to the extent that a value has been assigned to any objection that remains in dispute, the Referee shall not assign a value to such objection that is greater than the greatest value for such objection claimed by either Buyer and the Stockholder Representative or less than the smallest value for such objection claimed by either Buyer and the Stockholder Representative; and (iii) the determination by the Referee of Final Indebtedness, Final Unpaid

Company Transaction Costs and Final Working Capital Surplus or Final Working Capital Deficiency, as set forth in a written notice delivered to both parties by the Referee, shall be made solely in accordance with the written reports (i.e., not on independent review) and in accordance with this Agreement and shall be binding and conclusive on the parties absent manifest error and shall constitute an arbitral award that is final, binding and unappealable and upon which a judgment may be entered by a court having jurisdiction thereof.  All of the fees and expenses of the Referee will be borne by Buyer, on the one hand, and Sellers, on the other hand, in proportion to the portion of the aggregate amount in dispute that is finally resolved by the Referee in a manner adverse to such party.  For example, if Buyer claims the appropriate adjustments are $1,100 less than the amount determined by Sellers, and Sellers contests only $500 of the amount claimed by Buyer (thereby agreeing Buyer is owed $600), and if the Referee ultimately resolves the dispute by awarding Buyer $300 of the $500 contested, then the fees and expenses of the Referee shall be allocated 60% (i.e., 300/500) to Sellers and 40% (i.e., 200/500) to Buyer.  Notwithstanding the foregoing, nothing herein shall preclude the Buyer from seeking and obtaining indemnification pursuant to Section 7.02(a)(iv) hereof for any Indebtedness (other than AFCO Indebtedness) or Unpaid Company Transaction Expenses which are not accounted for in the Buyer Closing Statement.

(c)          To the extent that the Final Adjustment Amount exceeds the Closing Adjustment Amount, such excess (the “Final Adjustment Surplus”) shall be paid by the Company to the Stockholder Representative (for further credit to Sellers in accordance with their respective Percentage Interest), within ten (10) days of any such final determination.  To the extent that the Final Adjustment Amount is less than the Closing Adjustment Amount (such deficiency, the “Final Adjustment Deficiency”), the Stockholder Representative and Buyer shall provide the Escrow Agent with joint written instructions in accordance with the Escrow Agreement to deliver funds from the Escrow Account in the amount of such Final Adjustment Deficiency to Buyer, within ten (10) days of any such final determination.  For Tax purposes, any payment under this Section 2.05(c) shall be treated as an adjustment to the Purchase Price unless a contrary treatment is required by applicable Laws.

Section 2.06  Transactions to be Effected at Closing.

(a)           At Closing, Buyer shall deliver to Sellers:

(i)       the Closing Payment to be paid to Sellers under the terms hereof in accordance with their respective Percentage Interests and by wire transfer of immediately available funds to their respective accounts as designated in writing to Buyer by the Company or the Stockholder Representative no later than two (2) Business Days prior to the Closing Date; and

(ii)       all other agreements, documents, instruments or certificates required to be delivered by Buyer at or prior to Closing pursuant to Section 6.03 of this Agreement.

(b)          At Closing, Sellers and/or the Company, as appropriate, shall deliver to Buyer:

(i)       stock certificates evidencing all of the Shares duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, or, in the case of lost, stolen, destroyed, mutilated or otherwise missing or adulterated stock certificates, an affidavit of lost securities and indemnity agreement, without bond;

(ii)       all other agreements, documents, instruments or certificates required to be delivered by Sellers at or prior to Closing pursuant to Section 6.02 of this Agreement.

(c)           At Closing, Buyer shall deliver to the Escrow Agent the Escrow Amount pursuant to the Escrow Agreement by wire transfer of immediately available funds.

Section 2.07  Closing.  Subject to the terms and conditions of this Agreement, the purchase and sale of the Shares contemplated hereby shall take place at a closing (“Closing”) to be held at 10:00 a.m., Central Time, on the date that is the later of (i) May 7, 2014 and (ii) five (5) Business Days after the last of the conditions to Closing set forth in Article VI have been satisfied or waived (other than conditions which, by their nature are to be satisfied on the Closing Date).  Notwithstanding the foregoing, if the Buyer delivers the Available Funds Certificate more than five (5) Business Days prior to May 7, 2014 and the Company consents to the Closing occurring prior to May 7, 2014, the Closing shall occur within five (5) Business Days of the delivery of the Available Funds Certificate, subject to the satisfaction of the conditions to Closing set forth in Article VI.  Closing shall take place by exchange of executed documents by PDF or facsimile at such time, or at such other time or on such other date or at such other place as Stockholder Representative and Buyer may mutually agree upon in writing (the day on which Closing takes place being the “Closing Date”).

Section 2.08  Tax Withholding.  Buyer shall be entitled to deduct and withhold from the Closing Payment and any other payment by it hereunder all Taxes that Buyer may be required to deduct and withhold under any provision of the Code or any provision of applicable Law.  To the extent that amounts are so withheld, all such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller in respect of which such deduction and withholding was made by Buyer.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND SELLERS

Except as set forth in the Disclosure Letter, the Company represents and warrants to Buyer that the statements contained in this Article III (other than the Several Representations) are true and correct as of the date hereof and each Seller represents and warrants (severally with respect to himself, herself or itself, as the case may be, and not jointly and severally with others) to Buyer that the statements contained in Section 3.05, Section 3.07 and Section 3.09 (the “Several Representations”) are true and correct as of the date hereof.

Section 3.01  Organization and Authority of the Company.

(a)          Each of the Company and the Subsidiaries is a corporation or limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has the requisite power and authority to own, lease and operate the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted.

(b)         The Company has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Company.

Section 3.02  Execution and Enforceability.  This Agreement has been duly executed and delivered by the Company, and, assuming that this Agreement constitutes the valid and binding agreement of the other parties hereto, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 3.03  Qualification of the Company. Each of the Company and its Subsidiaries (each, an “Acquired Company” and collectively the “Acquired Companies”) has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted. Each of the Company and the Acquired Companies is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.  Section 3.03 of the Disclosure Letter sets forth each jurisdiction in which the Company and each of the Acquired Companies is licensed or qualified to do business.

Section 3.04  Capitalization.

(a)          The authorized capital stock of the Company consists of 10,000 shares of common stock, par value $0.01 per share (“Common Stock”), of which 4,550.48 shares (the “Outstanding Shares”) are issued and outstanding as of the date of this Agreement and 4565.066 shares will be issued and outstanding as of the Closing Date, after giving effect to the exercise of options (the “Outstanding Options”) to purchase a total of 14.586 shares (the “Option Shares”) pursuant to the Conditional Option Exercise Agreements in accordance with the provisions of Section 5.18 below.  The Outstanding Shares and the Option Shares, collectively, constitute the Shares. All of the Outstanding Shares have been duly authorized, are validly issued, fully paid and non-assessable.  All of the Outstanding Shares have been offered, issued, sold and delivered in compliance with all applicable Laws, including federal and state securities Laws. None of the Outstanding Shares were issued in violation of any agreement or commitment to which the Company or any Seller is a party or is subject to or in violation of any preemptive or similar rights of any Person.  There are no declared or accrued but unpaid dividends with respect to any shares of capital stock of the Company.  No Person other than the Sellers owns of record or, to the Company’s Knowledge, beneficially, any Shares.

(b)         The Conditional Option Exercise Agreements are irrevocable, binding upon and enforceable against the Company and the Sellers that are parties thereto (each an “Optionholder” and together the “Optionholders”) in accordance with their respective terms.

Upon exercise of the Outstanding Options in accordance with the provisions of the respective Conditional Option Exercise Agreements: (i) all of the Option Shares (A) will have been duly authorized, (B) will be validly issued, fully paid and non-assessable, and (C) will have been offered, issued, sold and delivered in compliance with all applicable Laws, including federal and state securities Laws, and (ii) none of the Option Shares will have been issued in violation of any agreement or commitment to which the Company or any Seller is a party or is subject to or in violation of any preemptive or similar rights of any Person.

(c)          Except as set forth on Section 3.04(c) of the Disclosure Letter, there are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or any other interest in, the Company.  Except as set forth on Section 3.04(c) of the Disclosure Letter, the Company does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights.  Except as set forth on Section 3.04(c) of the Disclosure Letter, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.  There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any equity securities of the Company.  There are no rights to have the Company’s capital stock registered for sale to the public in connection with the laws of any jurisdiction.

Section 3.05  Ownership of Shares.  Such Seller owns or, in the case of the Optionholders will own as of the Closing Date, beneficially and of record that number of Shares set forth opposite such Seller’s name on Section 3.05 of the Disclosure Letter, free and clear of any Encumbrances other than any restrictions on transfer arising under state or federal securities laws or any Encumbrances pursuant to any stockholders agreement or voting agreement terminating as of the Closing Date.  Upon consummation of the transactions contemplated by this Agreement, the Buyer shall own all of the Shares held by such Seller, free and clear of all Encumbrances other than any restrictions on transfer arising under state or federal securities laws and other than any Encumbrances created by Buyer, and no Seller shall own or have any right to acquire any capital stock in the Company or any other equity or other ownership interest in the Company of any nature.

Section 3.06  No Subsidiaries. Except for the Acquired Companies, each of which, other than the Company, is listed on Section 3.06 of the Disclosure Letter, each of the Company and its Subsidiaries does not own, or have any interest in, any shares or have an equity or other ownership interest of any nature in any other Person. All of the Acquired Companies (other than the Company) is a direct or indirect wholly-owned Subsidiary of the Company and all of the outstanding capital stock or other equity interest in such Acquired Companies are owned beneficially and of record by the Company or another Acquired Company, in each case free and clear of all Encumbrances other than as set forth on Section 3.06 of the Disclosure Letter.  There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of any of the Subsidiaries of the Company or obligating any such Subsidiary to issue or sell any shares of capital stock of, or any other interest in, such Subsidiary, and no such Subsidiary has any outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights.

Section 3.07  Seller Authority.  Such Seller has the requisite power and authority to execute and deliver this Agreement and to perform his, her or its obligations hereunder and to consummate the transactions contemplated herein.  This Agreement has been duly and validly executed and delivered by such Seller and, assuming that this Agreement constitutes the valid and binding agreement of the other parties hereto, constitutes the valid and binding obligations of such Seller, enforceable against such Seller in accordance with its terms and conditions, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 3.08  No Conflicts; Consents. The execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the certificate of incorporation or by-laws (or equivalent) of any Acquired Company; (b) result in a material violation or breach of any provision of any Law or Governmental Order applicable to any of the Acquired Companies; or (c) except as set forth in Section 3.08 of the Disclosure Letter, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or an event that, with or without notice or lapse of time or both, would constitute a default under or result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Material Contract or any material Permit affecting the properties, assets or business of the Company.  No material consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Sellers or any Acquired Company in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except as set forth in Section 3.08 of the Disclosure Letter, and except for such filings as may be required under the HSR Act.

Section 3.09  No Seller Conflicts; Consents; Legal Proceedings. The execution, delivery and performance by such Seller of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the organizational documents of such Seller, if any; (b) result in a material violation or breach of any provision of any Law or Governmental Order applicable to such Seller; or (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or an event that, with or without notice or lapse of time or both, would constitute a default under or result in the acceleration of or create a right to accelerate, terminate, modify or cancel any material contract of such Seller.  There are no Actions pending or, to such Seller’s knowledge, threatened against or by such Seller any Affiliate of such Seller that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 3.10  Financial Statements.

(a)           Copies of the audited consolidated financial statements of the Company and its Subsidiaries consisting of the consolidated balance sheet of the Company and its Subsidiaries as at December 31 in each of the years 2011 and 2012 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the years then ended (the “Audited Financial Statements”), the unaudited consolidated financial statements of the Company and its Subsidiaries consisting of the balance sheet of the Company and its Subsidiaries as at December 31, 2013 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the year then ended (the “2013 Unaudited Financial Statements”), and the unaudited consolidated financial statements of the Company and its Subsidiaries consisting of the balance sheet of the Company and its Subsidiaries as at February 28, 2014 (the “Balance Sheet”) and the related statements of income and retained earnings, stockholders’ equity and cash flow for the month then ended (together with the Balance Sheet, the “Interim Financial Statements” and together with the Audited Financial Statements and the 2013 Unaudited Financial Statements, the “Financial Statements”) have been delivered or made available to Buyer in the Data Room. The Financial Statements are true and correct in all material respects and have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effects of which shall not be materially adverse) and the absence of notes. The Financial Statements are based on and consistent with the books and records of the Company, and fairly present in all material respects the consolidated financial condition of the Company and its Subsidiaries as of the respective dates they were prepared and the consolidated results of the operations of the Company and its Subsidiaries for the periods indicated.  The Company and each of its Subsidiaries maintains a standard system of accounting established and administered in accordance with GAAP.  The books of account and other financial records of the Company and its Subsidiaries have been kept accurately in all material respects in the ordinary course of business consistent with applicable Laws, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company and its Subsidiaries have been properly recorded therein.

(b)          No Acquired Company has entered into any transactions involving the use of special purpose entities for any off balance sheet activity other than as specifically described in the Financial Statements.  The revenue recognition policies of each Acquired Company, and the application of those policies, are in compliance with the applicable standards under GAAP.

(c)          Each Acquired Company maintains a system of internal accounting controls and procedures that are sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of audited financial statements in accordance with GAAP, (ii) that transactions, receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the Board of Directors of the Company, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements. No Acquired Company has identified or been made aware of any misappropriation or similar fraud that involves the management of the Acquired Companies.

(d)          There is no property or obligation of any Acquired Company that is escheatable or payable to any state or municipality under any applicable escheatment or unclaimed property laws.

Section 3.11  Undisclosed Liabilities.  The Acquired Companies have no liabilities, obligations or commitments of a type required to be reflected on a balance sheet prepared in accordance with GAAP, except (i) those which are adequately reflected or reserved against in the

Balance Sheet as of February 28, 2014 (the “Balance Sheet Date”), (ii) those which have been incurred in the ordinary course of business since the Balance Sheet Date, (iii) those which are disclosed on Section 3.11 of the Disclosure Letter, (v) those which could not reasonably be expected to result in a liability in excess of $100,000, individually or in the aggregate or (iv) those which have been incurred with the written consent of Buyer pursuant to Section 5.01.

Section 3.12  Absence of Certain Changes, Events and Conditions. Except as expressly contemplated by the Agreement or as set forth on Section 3.12 of the Disclosure Letter, from the Balance Sheet Date until the date of this Agreement, the Acquired Companies have operated in the ordinary course of business in all material respects and there has not been, with respect to any Acquired Company, any:

(a)           event, occurrence or development that has had or would be reasonably expected to have a Material Adverse Effect;

(b)          amendment of its charter, by-laws or other organizational documents;

(c)           split, combination or reclassification of any shares of its capital stock;

(d)           issuance, sale or other disposition of any of its capital stock, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;

(e)           declaration or payment of any dividends or distributions on or in respect of any of its capital stock or redemption, purchase or acquisition of its capital stock;

(f)            material change in any method of accounting or accounting practice of the Company, except as required by GAAP or applicable Law or as disclosed in the notes to the Financial Statements;

(g)          material change in any Acquired Company’s cash management practices or its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(h)          sale or other disposition of any of the assets shown or reflected on the Balance Sheet, except for (i) sales of inventory in the ordinary course of business, (ii) sales of obsolete or worn out equipment or (iii) sales of any assets having an aggregate value of less than $150,000;

(i)           increase in the compensation of or grant of any bonuses (monetary or otherwise) to any of its Employees, other than as provided for in any written agreements or in the ordinary course of business, or any action to accelerate the vesting or payment of any compensation or benefit for any Employee, officer, director, independent contractor or consultant;

(j)           grant to any Employee any change of control, severance (other than in the ordinary course of business), retention or termination (other than in the ordinary course of business) compensation or benefits;

(k)           adoption, amendment or modification of any Benefit Plan, except any amendment or modification required by Law;

(l)            acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;

(m)         adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(n)           adoption, establishment or negotiation of any collective bargaining agreement;

(o)          making, changing or rescinding any material Tax election, change in accounting methods, practices or periods, filing of any amended Tax return, closing agreement with respect to Taxes, settlement of a material Tax claim or assessment, surrender of any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment;

(p)          transfer, assignment or grant of any license or sublicense of any material rights under or with respect to any Intellectual Property;

(q)          material damage, destruction or loss (whether or not covered by insurance) to its property;

(r)           any capital investment in, or any loan to, any other Person other than an Acquired Company;

(s)           commit to make any capital expenditures after the Closing Date in excess of $150,000 that are not in the Company’s current capital expenditure plan;

(t)           incurrence of any Encumbrance, other than any Permitted Encumbrance, upon any of the Acquired Company properties, capital stock or assets, tangible or intangible;

(u)          entry into a new line of business or abandonment or discontinuance of existing lines of business;

(v)          any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its stockholders, directors, officers and Employees, except for advances of expenses to directors, officers and Employees in the ordinary course of business consistent with past practices and applicable Acquired Company policies and procedures; or

(w)       any agreement to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 3.13  Material Contracts.

(a)          Section 3.13(a) of the Disclosure Letter lists each of the following Contracts of the Acquired Companies in effect as of the date of this Agreement (together with all Leases listed in Section 3.14(c) of the Disclosure Letter, other than office leases listed thereon, collectively, the “Material Contracts”):

(i)       each Contract involving aggregate consideration or a potential commitment of payment or other liability by any Acquired Company over the remaining term of such contract in excess of $250,000;

(ii)      all Contracts that relate to the sale of any of the Acquired Companies’ assets, other than in the ordinary course of business consistent with past practices, for consideration in excess of $250,000;

(iii)     all Contracts that relate to the acquisition of any business, stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(iv)     all Contracts relating to Indebtedness (including, without limitation, guarantees);

(v)      any written employment, consulting, confidentiality, non-competition, severance or termination Contracts as to employees or consultants involving the payment of more than $200,000 per year and which are not terminable or cancellable by the Acquired Company that is a party thereto without penalty on thirty (30) days’ or less notice;

(vi)     other than Contracts that only prohibit the Company from selling a particular formulation customized for a particular customer to other customers, all Contracts containing (1) a covenant not to compete applicable to any Acquired Company or (2) any other covenant limiting or restricting (or purporting to limit or restrict) the ability of any Acquired Company (A) to develop, manufacture, market, distribute or sell any products or services, to solicit any customers or prospective customers or (B) to enter into or compete in any line of business or geographic area or with any Person, or (C) to solicit for employment or hire any individual or entity or group of individuals or entities or (3) covenants which, as a result of the consummation of the transactions contemplated by this Agreement, would have the effect of creating or imposing on, or otherwise making applicable to, any Acquired Company any of the restrictions or limitations described in the foregoing;

(vii)    all material partnership and joint venture agreements to which any Acquired Company is a party;

(viii)   all collective bargaining agreements or Contracts with any labor organization, union or association to which any Acquired Company is a party;

(ix)      all Contracts that require any Acquired Company to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions or that provide for a minimum payment guarantee or contain a minimum purchase commitment;

(x)       all Contracts that obligate any Acquired Company to conduct business on an exclusive basis with any Person or that contain any “most favored nation” provisions or similar price protection clauses;

(xi)      all Contracts that provide for the indemnification by any Acquired Company of any Person (other than Contracts for sales of goods and services) or the assumption by any Acquired Company of any Tax, environmental or other  liability of any Person;

(xii)     all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion or commission-based Contracts to which any Acquired Company is a party;

(xiii)    all Contracts between or among any Acquired Company on the one hand and any Seller or any Affiliate of Seller (other than the Acquired Companies) on the other hand;

(xiv)    all material Contracts with any Governmental Authority to which any Acquired Company is a party; or

(xv)     all Contracts that provide for payments or rights that are triggered or accelerated by a change in control of any Acquired Company.

(b)          A complete and correct copy of each Material Contract (as amended to date) has been provided in the Data Room.  All Material Contracts are binding and enforceable against the applicable Acquired Company and, to the Knowledge of the Company, against the other parties thereto, in accordance with their terms, except to the extent that the enforceability thereof may be affected by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally or by court-appointed equitable principles.  No Acquired Company or, to the Knowledge of the Company, any other party to any Material Contract, is in material breach or default under any applicable Material Contract.  To the Knowledge of the Company, as of the date of this Agreement, there has not occurred any event that (with the lapse of time or the giving of notice or both) would constitute a material default under any Material Contract by the applicable Acquired Company or, to the Knowledge of the Company, any other party to such Material Contract.  No Acquired Company or, to the Knowledge of the Company, any other party to any Material Contract is disputing any provision of any Material Contract.  There are no forbearance programs in effect with respect to any provision of any Material Contract.

Section 3.14  Title to Assets; Real Property.

(a)          Each of the Acquired Companies has good and valid (and, in the case of owned Real Property, good and marketable fee simple) title to, or a valid leasehold interest in, all Real Property and tangible personal property and other assets reflected in the Balance Sheet or acquired after the Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business since the Balance Sheet Date. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for the following (collectively referred to as “Permitted Encumbrances”):

(i)       those items set forth in Section 3.14(a)(i) of the Disclosure Letter;

(ii)      liens for Taxes (A) not yet due and delinquent or (B) being contested in good faith by appropriate procedures, in each case for which there are adequate accruals and reserves on the Balance Sheet;

(iii)      mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business and for amounts that are not delinquent or being contested in good faith by appropriate procedures and which are not, individually or in the aggregate, likely to have a material adverse effect on the business of the Acquired Companies;

(iv)     easements, rights of way, zoning ordinances and other similar encumbrances affecting Real Property which do not have a material adverse impact on the current use of the Real Property;

(v)      any standard printed exceptions as would customarily appear on a title insurance policy;

(vi)     other than with respect to owned Real Property, liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary of business;

(vii)    liens incurred in connection with worker’s compensation and unemployment insurance or other similar Laws;

(viii)   statutory landlords’ or warehouse liens; or

(ix)      other imperfections of title or Encumbrances that do not materially detract from the value of, or restrict the use or operation of, the current use of the asset or Real Property subject thereto or affected thereby.

(b)          Section 3.14(b) of the Disclosure Letter lists: (i) the street address of each parcel of owned Real Property; and (ii) any leases, subleases, licenses or other occupancy agreements affecting the use or occupation of the owned Real Property.  Neither the Company nor any of its Subsidiaries has owned any real property in the past that is not listed on Section 3.14(b) of the Disclosure Letter.  The Company has delivered or made available to Buyer true, complete and correct copies of the deeds and other instruments (as recorded) by which the Acquired Companies acquired such Real Property, and copies of all title insurance policies, opinions, abstracts and surveys in the possession of any Acquired Company and relating to the owned Real Property.

(c)           Section 3.14(c) of the Disclosure Letter lists: (i) the street address of each parcel of leased Real Property, and (ii) a list of all of the Leases for each parcel of leased Real Property (collectively, the “Leases”), together with the applicable landlord under each such Lease, the rental amount currently being paid, and the expiration of the term of such Lease.  The Company has delivered or made available to Buyer true, complete and correct copies of all Leases affecting the Real Property to which any Acquired Company is a party. None of the Acquired Companies is a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any leased Real Property.  None of the Acquired Companies or, to the Company’s Knowledge, any third party are in default under or has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of any Lease.

(d)         Except as set forth in Section 3.14(d) of the Disclosure Letter, the use and operation of the Real Property in the conduct of the Company’s business, including without limitation the operation of the buildings, improvements, machinery, equipment, personal property, vehicles and other tangible assets of the Acquired Companies located upon or used in connection with the Real Property, do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement.

(e)         The Company and its Subsidiaries are in peaceful and undisturbed possession of each parcel of Real Property, and, to the Knowledge of the Company, there are no contractual or legal restrictions that preclude or restrict the ability to use the Real Property for the purposes for which it is currently being used.  To the Knowledge of the Company, no material improvements constituting a part of the Real Property encroach on real property owned or leased by a Person other than an Acquired Company other than Permitted Encumbrances.

(f)          There are no Actions pending nor, to the Company’s Knowledge, threatened against or affecting the Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.

(g)          None of the Acquired Companies have entered into any other contract for the sale of any Real Property or any constituent or portion thereof, other than any sale that has been completed.

(h)         Neither the Company, its Subsidiaries nor any constituent partner of any of the foregoing is a foreign corporation, foreign partnership or foreign estate (as such terms are defined in Section 1445 of the Code).

Section 3.15  Intellectual Property.

(a)          As used herein, “Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (i) Trademarks; (ii) original works of authorship fixed in any medium of expression, whether or not published, all copyrights (whether registered or unregistered), all registrations and applications for registration of such copyrights, and all issuances, extensions and renewals of such registrations and applications (collectively, “Copyrights”); (iii) trade secrets formulae, formulations, methods, designs, devices, technology, research and development, inventions, processes, compositions and confidential know-how, whether or not patentable (collectively, “Trade Secrets”); (iv) patented and patentable designs and inventions, all design, plant and utility patents, letters patent, utility models, pending patent applications and provisional applications and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, reexaminations and renewals of such patents and applications (collectively, “Patents”); (v) internet domain name registrations (collectively, “Domain Names”); and (vi) other intellectual property and related proprietary rights, interests and protections.  As used herein, “Company Intellectual Property” means all

Intellectual Property in which any Acquired Company owns, or purports to own in this Agreement or on the Balance Sheet.

(b)          Section 3.15(b) of the Disclosure Letter lists all (i) Patents, registered Trademarks, registered Copyrights and Domain Names owned by the Acquired Companies, (ii) licenses, sublicenses or other agreements under which the Acquired Companies are granted Intellectual Property rights by others (“Licenses In”) (other than commercial off the shelf software that is made available for a total cost per license of less than $10,000), and (iii) licenses, sublicenses or other agreements under which the Acquired Companies have granted rights to others in Company Intellectual Property (“Licenses Out”).  Except as set forth in Section 3.15(b) of the Disclosure Letter, to the Company’s Knowledge each of the Acquired Companies owns or has adequate and enforceable rights to use all Intellectual Property used in or necessary to the conduct of its business as currently conducted.

(c)         The Acquired Companies own all right, title and interest in and to the Company Intellectual Property, free and clear of Encumbrances other than Permitted Encumbrances. The Acquired Companies are in full compliance with all legal requirements applicable to the Company Intellectual Property and the Acquired Companies’ ownership and use thereof.

(d)          The Company has provided Buyer with true and complete copies of all such Licenses In and Licenses Out.  All such Licenses In and Licenses Out are valid, binding and enforceable between the relevant Acquired Company and the other parties thereto, and the relevant Acquired Company and, to the Company’s Knowledge, such other parties are in full compliance with the terms and conditions of such agreements.

(e)         Except as set forth in Section 3.15(e) of the Disclosure Letter, no Intellectual Property currently licensed or used by the Acquired Companies (including, without limitation, all Company Intellectual Property and all Intellectual Property subject to Licenses In) infringes, violates or misappropriates, or has infringed, violated or misappropriated the Intellectual Property of any Person, and, to the Company’s Knowledge, the Acquired Companies’ conduct of their respective businesses as currently conducted, does not infringe, violate or misappropriate, and has not infringed, violated or misappropriated, the Intellectual Property of any Person.  To the Company’s Knowledge, other than as described on Section 3.15(e) of the Disclosure Letter, no Person is infringing, violating or misappropriating any Company Intellectual Property.

(f)          There are no pending or, to the Company’s Knowledge, threatened Actions against any of the Acquired Companies, alleging that (i) any activity by the Acquired Companies infringes or violates (or in the past infringed or violated) the rights of others in or to any Intellectual Property (“Third Party IP”) or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Intellectual Property of any person or entity, or (ii) any of the Company Intellectual Property is invalid or unenforceable.

Section 3.16  Insurance. Section 3.16 of the Disclosure Letter sets forth a list, as of the date hereof, of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by Acquired Companies

(collectively, the “Insurance Policies”) and true and complete copies of such Insurance Policies have been made available to Buyer.  Such Insurance Policies are in full force and effect.  No Acquired Company has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy.  All such Insurance Policies (a) are valid and binding in accordance with their terms; (b) are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. There are no claims related to the business of the Company pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights.  None of the Acquired Companies is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy.  The Insurance Policies are sufficient for compliance with all applicable Laws and Material Contracts to which the Company is a party or by which it is bound.

Section 3.17  Legal Proceedings; Governmental Orders.

(a)         Except as set forth in Section 3.17(a) of the Disclosure Letter, there are no material Actions pending or, to the Company’s Knowledge, threatened against or by any of the Acquired Companies affecting any of their properties or assets or that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(b)         Except as set forth in Section 3.17(b) of the Disclosure Letter, there are no outstanding Governmental Orders and no unsatisfied material judgments, penalties or awards against or affecting any of the Acquired Companies or any of their respective properties or assets.

(c)          No current Senior Employee or director of any Acquired Company has been: (i) subject to a voluntary or involuntary petition under the federal bankruptcy Laws or any state insolvency Law or the appointment of a receiver, fiscal agent or similar officer by a court for his or her business or property or that of any partnership of which he or she was a general partner or any corporation or business association of which he or she was an executive officer; (ii) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or been otherwise accused of any act of moral turpitude; (iii) the subject of any order, judgment, or decree (not subsequently reversed, suspended or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him or her from, or otherwise imposing limits or conditions on his or her ability to engage in any securities, investment advisory, banking, insurance or other type of business or acting as an officer or director of a public company; or (iv) found by a court of competent jurisdiction in a civil action or by any Governmental Authority, in each case to have been guilty of fraud, a felony or a violation of securities Laws.

Section 3.18  Compliance With Laws; Permits.

(a)           Except as set forth in Section 3.18(a) of the Disclosure Letter, each of the Acquired Companies is in compliance in all material respects with all Laws applicable to it or its business, properties or assets.

(b)          All material Permits required for the Acquired Companies to conduct their business have been obtained by them and are valid and in full force and effect.  Section 3.18(b) of the Disclosure Letter lists all current material Permits issued to the Acquired Companies, including the names of the Permits and their respective dates of issuance and expiration.  No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 3.18(b) of the Disclosure Letter.

(c)          None of the representations and warranties contained in Section 3.18 shall be deemed to relate to environmental matters (which are governed by Section 3.20), employee benefits (which are governed by Section 3.21) employment matters (which are governed by Section 3.22) or tax matters (which are governed by Section 3.23).

Section 3.19  Food Safety.  The Acquired Companies are, and since January 1, 2011, have been, in material compliance with all applicable Laws which are necessary for the operation of the business of the Company, its Subsidiaries, as conducted, including: the Food, Drug, and Cosmetic Act (the “FDCA”), applicable U.S. Food and Drug Administration (“FDA”) regulations, and any other federal, state, county, or other local legal requirements relating specifically to, and including, but not limited to, the use, manufacture, packaging, licensing, labeling, distribution, testing, storage, or sale (collectively:  “manufacture,” “manufacturing,” or “manufactured” as applicable by context) of any food products (collectively, “Applicable Food Laws”).  Except as set forth in Section 3.19 of the Disclosure Letter, all products manufactured by the Acquired Companies are and were, at the time of manufacture and at the time of shipment by the Acquired Companies: (i) manufactured in accordance with good manufacturing practices, including sanitary operating procedures and HACCP; (ii) were, if required, manufactured in facilities registered with FDA or any other applicable government entity; (iii) if a food additive, either Generally Recognized As Safe (GRAS) or subject to a valid and approved Food Additive Petition; and (iv) were not adulterated or misbranded within the meaning of the Applicable Food Laws.  Except as set forth in Section 3.19 of the Disclosure Letter, since January 1, 2011, there have been no recalls or withdrawals of products produced, marketed or sold by the Acquired Companies, and the Acquired Companies have not received any written notice of or, to the Knowledge of the Acquired Companies, otherwise are aware of, any FDA or USDA Notices of Warning or Withholding, Suspension or Withdrawal of Inspection, Warning Letter, FDA Inspectional Observations (“483”), seizure, injunction, criminal referral or other similar federal, state or private enforcement actions with respect to such products or the manufacturing operations of the Acquired Companies.  Except as set forth in Section 3.19 of the Disclosure Letter, no Acquired Company is now subject (and has not been subject since January 1, 2011) to any Warning Letter or other written adverse inspection finding, citation, or violative inspectional observation in a 483, investigation, penalty assessment (including civil monetary penalties), audit or other compliance or enforcement action by any Governmental Authority having responsibility for the regulation of the Company’s products.  The Acquired Companies are not, and have not been subject to, any obligation or requirement arising under any injunction, consent decree, consent agreement, inspection report, plea agreement, or Warning Letter issued by or entered into with the FDA or the Federal Trade Commission (“FTC”), or any other U.S. or foreign Governmental Entities or other order from, agreement with, any other Governmental Entities with regard to the development, testing, manufacture, registration, approval, marketing, sales, distribution, labeling, promotion, advertising, storage, or transport of any products.  No Acquired

Company made any false statements or material false omissions in its applications or other submissions to the FDA or other Governmental Authorities having responsibility for the regulation of the Company’s products and operations and no Acquired Company has made or offered any payments, gratuities, or other things of value that are prohibited by Law to personnel of the FDA or other Governmental Authorities.  Each of the Acquired Companies is in compliance in all material respects with any applicable Good Manufacturing Practices, HAACP requirements, testing requirements and labeling requirements of all Governmental Authorities.  No Acquired Company has received (and to the Knowledge of Company, none has been threatened), any written notices or written reports, including a 483, from the FDA or other Governmental Authorities having responsibility for the regulation of Company’s products alleging a violation of or liability under any such statutes, regulations or orders which is pending or remains unresolved.

Section 3.20  Environmental Matters.

(a)          Each of the Acquired Companies is in compliance in all material respects with all Environmental Laws and has not, and the Company has not, received from any Person any (i) Environmental Notice or Environmental Claim, or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(b)         Each of the Acquired Companies has obtained and is in material compliance with all Environmental Permits (each of which is disclosed in Section 3.20(b) of the Disclosure Letter) necessary for the ownership, lease, operation or use of the business or assets of the Acquired Companies, and all such Environmental Permits are in full force and effect and shall be maintained in full force and effect by the Acquired Companies through the Closing Date in accordance with Environmental Law, and no Acquired Company is aware of any environmental condition, event or circumstance that would be reasonably expected to prevent or impede, after the Closing Date, the ownership, lease, operation or use of the business or assets of any Acquired Company as currently carried out or result in any material adverse change in the status or terms and conditions of any Environmental Permit.

(c)        No real property currently or formerly owned, operated or leased by the any of the Acquired Companies is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(d)         There has been no Release of Hazardous Materials in contravention of Environmental Law by any Acquired Company, or to the Knowledge of the Company, by any other Person, with respect to the business or assets of the Acquired Companies or any real property currently or, to the Knowledge of the Company, formerly owned, operated or leased by the Acquired Companies in an amount, manner or concentration that would reasonably be expected to result in an Environmental Claim against any of the Acquired Companies, and none of the Acquired Companies has received an Environmental Notice that any real property currently owned, operated or leased in connection with the business of the Acquired Companies (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with or contains any Hazardous Material which would reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by, any of the Acquired Companies.

(e)          Section 3.20(e) of the Disclosure Letter contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Acquired Companies and any predecessors as to which the Acquired Companies may retain liability, and none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS) under CERCLA, or any similar state list, and none of the Acquired Companies has received any Environmental Notice regarding potential liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Acquired Companies.

(f)           The Company has previously made available to Buyer in the Data Room or otherwise and listed in Section 3.20(f) of the Disclosure Letter: (i) any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the business or assets of the Acquired Companies or any currently or formerly owned, operated or leased real property which are in the possession or control of the Acquired Companies related to compliance with Environmental Laws, Environmental Claims or an Environmental Notice or the Release of Hazardous Materials; and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including, without limitation, costs of remediation, pollution control equipment and operational changes).

(g)          None of the Acquired Companies has assumed by Contract any liabilities of third parties under Environmental Law.

Section 3.21  Employee Benefit Matters.

(a)          Section 3.21(a) of the Disclosure Letter contains a true and complete list of each pension, benefit, retirement, employment, compensation, profit-sharing, deferred compensation, incentive, stock option, restricted stock, stock appreciation right, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off, fringe-benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, which is maintained, sponsored, contributed to, or required to be contributed to by any of the Acquired Companies for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of the Acquired Companies or any spouse or dependent of such individual, or under which any  Acquired Company has or may have any liability, or with respect to which Buyer or any of its Affiliates would reasonably be expected to have any liability, contingent or otherwise (as listed on Section 3.21(a) of the Disclosure Letter, each, a “Benefit Plan”).

(b)          Other than as set forth on Section 3.21(b) of the Disclosure Letter: With respect to each Benefit Plan, the Company has made available to Buyer accurate, current and complete copies of each of the following: (i) where the Benefit Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements, now in effect; (iv) copies of any summary plan descriptions, summaries of material modifications, employee handbooks and any other written communications relating to any Benefit Plan; (v) in the case of any Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service; (vi) in the case of any Benefit Plan for which a Form 5500 is required to be filed, a copy of the most recently filed Form 5500, with schedules attached; and (vii) copies of material notices, letters or other correspondence from the Internal Revenue Service, Department of Labor or Pension Benefit Guaranty Corporation relating to the Benefit Plan.

(c)         Other than as set forth on Section 3.21(c) of the Disclosure Letter: Each Benefit Plan (other than any multiemployer plan within the meaning of Section 3(37) of ERISA (each a “Multiemployer Plan”)) has been established, administered and maintained in accordance with its terms and in compliance with all applicable Laws (including ERISA and the Code).  Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Benefit Plan”) has received a favorable and current determination letter from the Internal Revenue Service, or with respect to a prototype plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to the Knowledge of the Company, nothing has occurred that could reasonably be expected to cause the revocation of such determination letter from the Internal Revenue Service or the unavailability of reliance on such opinion letter from the Internal Revenue Service, as applicable, nor has such revocation or unavailability been threatened. Nothing has occurred with respect to any Benefit Plan that has subjected or could reasonably be expected to subject the Acquired Companies or, with respect to any period on or after the Closing Date, Buyer or any of its Affiliates, to a penalty under Section 502 of ERISA or to tax or penalty under Section 4975 of the Code.  All benefits, contributions and premiums relating to each Benefit Plan have been timely paid in accordance with the terms of such Benefit Plan and all applicable Laws and accounting principles, and all benefits accrued under any such unfunded Benefit Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP.

(d)         None of the Acquired Companies has (i) incurred or reasonably expects to incur, either directly or indirectly, any material liability under Title I or Title IV of ERISA or related provisions of the Code or foreign Law relating to employee benefit plans; (ii) failed to timely pay premiums to the Pension Benefit Guaranty Corporation; (iii) withdrawn from any Benefit Plan that is subject to Title IV of ERISA, including any benefit plan to which an Acquired Company contributed to or was required to contribute to in the past six (6) years; or (iv) engaged in any transaction which would give rise to liability under Section 4069 or Section

4212(c) of ERISA.  None of the Acquired Companies has any ERISA Affiliates, other than the other Acquired Companies.

(e)         With respect to each Benefit Plan or any other benefit plan to which an Acquired Company contributed to or was required to contribute to in the past six (6) years, (i) no such plan is a Multiemployer Plan; (ii) no such plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); (iii) no Action has been initiated by the Pension Benefit Guaranty Corporation to terminate any such plan or to appoint a trustee for any such plan; (iv) no such plan is subject to the minimum funding standards of Section 302 of ERISA; and (v) no “reportable event,” as defined in Section 4043 of ERISA, has occurred with respect to any such plan.

(f)          Except as required by applicable Law, no provision of any Benefit Plan or collective bargaining agreement could reasonably be expected to result in any limitation on Buyer or any of its Affiliates from amending or terminating any such Benefit Plan. The Acquired Companies have no commitment or obligation and have not made any representations to any employee, officer, director, independent contractor or consultant, whether or not legally binding, to adopt, amend or modify any Benefit Plan or any collective bargaining agreement, in connection with the consummation of the transactions contemplated by this Agreement or otherwise.

(g)          Other than as required under Section 601 et. seq. of ERISA or other applicable Law, no Benefit Plan provides  post-termination or retiree welfare benefits to any individual for any reason, and none of the Acquired Companies has any liability to provide post-termination or retiree welfare benefits to any individual or has ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree welfare benefits.

(h)          There is no pending or, to the Company’s Knowledge, threatened Action relating to a Benefit Plan (other than routine claims for benefits), and no Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Authority or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority.

(i)           None of the Acquired Companies, nor any of their Affiliates has any commitment or obligation or has made any representations to any director, officer, employee, independent contractor or consultant, whether or not legally binding, to adopt, amend or modify any Benefit Plan or any collective bargaining agreement.

(j)           Except as set forth in Section 3.21(j) of the Disclosure Letter, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, officer, employee, independent contractor or consultant of the Acquired Companies to severance pay or any other payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such individual; (iii) limit or restrict the right of the Acquired Companies to merge, amend or terminate any Benefit Plan; (iv) increase the amount payable under or result in any other material obligation pursuant to any Benefit Plan; or (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

Section 3.22  Employment Matters.

(a)          Section 3.22(a) of the Disclosure Letter contains a list of all persons who are Employees, independent contractors or consultants of the Acquired Companies as of the date hereof, and sets forth for each such individual the following: (i) name; (ii) hire date; (iii) current annual base compensation rate; and (iv) commission, bonus or other incentive-based compensation paid in respect of 2013.  True and correct title and position information and policies with respect to employee classification, overtime, and full and part time determinations have been made available to Buyer.  Except as set forth in Section 3.22(a) of the Disclosure Letter, as of the date hereof, all compensation, including wages, commissions and bonuses, payable to Employees, independent contractors or consultants of the Acquired Companies for services performed on or prior to the date hereof have been paid in full (except for payroll in the ordinary course of business after the last regularly scheduled pay date) and there are no outstanding agreements, understandings or commitments of the Company with respect to any compensation, commissions or bonuses.  All individuals characterized and treated by the Acquired Companies as independent contractors or consultants are properly treated as independent contractors under all applicable Laws.  All Employees classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified.

(b)         Except as set forth in Section 3.22(b) of the Disclosure Letter, (i) there is no, and during the past three years there has not been, any labor strike, picketing of any nature, labor dispute, slowdown or any other concerted interference with normal operations, stoppage or lockout pending or, to the Knowledge of the Company, threatened against or effecting the business of the Company or any of the Acquired Companies; (ii) no Acquired Company has any duty to bargain with any union, works council or labor organization or other person purporting to act as exclusive bargaining representative (“Union”) of any Employees with respect to the wages, hours or other terms and conditions of employment of any Employee; (iii) no Union claims or demands to represent any Employees or has done so within the last three years; (iv) there are no organizational campaigns in progress with respect to any of the Employees and no question concerning representation of such individuals exists; and (v) there is no collective bargaining agreement or other contract with any Union, or work rules or practices agreed to with any Union, binding on the Company or any of the Acquired Companies, or being negotiated, with respect to the operations of the Company or any of the Acquired Companies or any Employee.

(c)          Except as set forth in Section 3.22(c) of the Disclosure Letter, (i) the Company and each of the Acquired Companies is in compliance in all material aspects with all applicable Laws respecting labor, employment, fair employment practices, equal employment opportunities, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, work place safety and health, terms and conditions of employment and wages and hours, including payment of minimum wages and overtime, workers’ compensation, leaves of absence and unemployment insurance; (ii) there are no, and within the last three years there have been no, written grievances, complaints, Actions or charges with respect to employment or labor matters (including allegations of employment discrimination, retaliation or unfair labor practices) pending or, to the Knowledge of the Company, threatened against the Company or any of the Acquired Companies; (iii) neither the Company nor any of the Acquired Companies nor, to the Knowledge of the Company, any of its and their officers or Senior Employees is, or within the last three (3) years has been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters; and (iv) the Company and each of the Acquired Companies is in compliance in all material respects with the requirements of the Immigration Reform Control Act of 1986.

(d)         Except as set forth on Section 3.22(d) of the Disclosure Letter, neither the Company nor any of the Acquired Companies has experienced a “plant closing,” “business closing,” or “mass layoff” as defined in the WARN Act or any similar state, local or foreign law or regulation affecting any site of employment of the Company or one or more facilities or operating units within any site of employment or facility of the Company, and, during the ninety (90)-day period preceding the date hereof, no Employee has suffered an “employment loss,” with respect to the Company as defined in the WARN Act. The Company has complied with the WARN Act and it has no plans to undertake any action prior to the Closing that would trigger the WARN Act.

Section 3.23  Taxes.  Except as set forth in Section 3.23 of the Disclosure Letter:

(a)          The Acquired Companies have timely filed (taking into account any valid extensions) all income, franchise and other material Tax Returns required by Law to be filed on or before the date hereof in compliance with all Laws and such Tax Returns were true, complete and correct in all material respects. No Acquired Company is currently the beneficiary of any extension of time within which to file any Tax Return.  All Taxes due and owing by the Acquired Companies (whether or not shown on any Tax Return) have been paid in full and no such Taxes are delinquent.

(b)          No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of any of the Acquired Companies.

(c)         There are no ongoing or pending actions, audits, suits, claims, investigations or other legal proceedings with respect to any Taxes (“Tax Proceedings”) by any Governmental Authority against any of the Acquired Companies. None of the Companies has been during the past five (5) years, the subject of a Tax Proceeding by any Governmental Entity.  No Acquired Company has received any notice of deficiency or proposed adjustment in writing for any amount of Tax proposed, asserted or assessed by any Governmental Authority against the Acquired Company that has not been fully resolved and paid in full.  No claim has been made by any Governmental Authority in any jurisdiction where an Acquired Company does not file Tax Returns that it is or may be subject to Tax by that jurisdiction.

(d)          No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes are either presently pending or have been entered into or issued by a Governmental Authority in respect of the Acquired Companies.

(e)          There is no power of attorney granted by any Acquired Company with respect to any Taxes that would continue in force after the Closing Date.

(f)          No Acquired Company is a party to any Tax-sharing, Tax indemnity, Tax allocation or similar agreement (other than contracts entered into in the ordinary course of business, the principal purpose of which is not related to Taxes).

(g)         All Taxes which any of the Acquired Companies is obligated to withhold from amounts owing to any employee, independent contractor, creditor, stockholder or other Person have been withheld, and to the extent required to have been paid, have been paid.

(h)          No Acquired Company has been a member of an affiliated, consolidated, combined or unitary group or participated in any other arrangement whereby any income, revenues, receipts, gain or loss was determined or taken into account for Tax purposes with reference to or in conjunction with any income, revenues, receipts, gain, loss, asset or liability of any other Person other than a group of which the Company was the parent.  No Acquired Company is liable for (i) Taxes of any predecessor or (ii) Taxes of any other Person (except for the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise.

(i)           No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period or portion thereof ending after the Closing Date (i) under Section 481 of the Code (or any similar provision of state, local or foreign Law) as a result of change in method of accounting for a Pre-Closing Tax Period, (ii) pursuant to the provisions of any agreement entered into with any Governmental Authority or pursuant to a “closing agreement” as defined in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) as a result of any intercompany transactions or any excess loss account described in Section 1.1502-19 of the Treasury Regulations (or any similar provision of state, local or foreign Law), (iv) as a result of the installment method of accounting, the completed contract method of accounting or the cash method of accounting with respect to a transaction that occurred prior to the Closing Date, (v) as a result of any prepaid amount received on or prior to the Closing Date or (vi) as a result of any election under Section 108(i) of the Code with respect to the discharge of any Indebtedness on or prior to the Closing Date.

(j)          No Acquired Company has been a party to a transaction that is or is substantially similar to a “reportable transaction,” as defined in Section 6707A of the Code or Treasury Regulations Section 1.6011-4(b).

(k)          The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l)           No Acquired Company is a party to any joint venture, partnership, or other arrangement or contract that would be treated as a partnership for federal income tax purposes.

(m)         No Acquired Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(n)          Except for the 280G Payments for which the Company seeks a 280G Waiver pursuant to Section 5.03(g), no amount that could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event), by any employee, officer, director or other service provider of the Company or any of its subsidiaries who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(o)         Each Benefit Plan that is subject to Section 409A of the Code has been operated in compliance with such section and all applicable regulatory guidance (including notices, rulings and proposed and final regulations).

Section 3.24  Related Party Transactions. Except as set forth on Section 3.24 of the Disclosure Letter, no employee, officer, director, manager, member, holder of securities or Affiliate of any of the Acquired Companies, and no spouse or direct lineal descendent to any such Person and no entity in which any such Person or individual owns any beneficial interest, is a party to any agreement, contract, commitment or transaction with any of the Acquired Companies or has any interest in any property, tangible or intangible, used by any of the Acquired Companies.

Section 3.25  Customers and Suppliers.  Section 3.25 of the Disclosure Letter sets forth a true and complete list of the top twenty (20) customers by revenue and suppliers by amount spent of the Acquired Companies, taken as a whole, for calendar year 2013.  Except as set forth in Section 3.25 of the Disclosure Letter, since March 1, 2013, no such customer or supplier has canceled or otherwise terminated its relationship with the applicable Acquired Company.  To the Knowledge of the Company and except as set forth on Section 3.25 of the Disclosure Letter, since January 1, 2013, no customer or supplier among the top ten customers or suppliers has threatened to cancel or otherwise terminate its relationship with the applicable Acquired Company.

Section 3.26  Brokers.  Except for Houlihan Lokey, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Seller or any Acquired Company or any of their respective Affiliates.

Section 3.27  Illegal Payments; FCPA.  Neither any Acquired Company, nor any of their respective Affiliates, nor any director, manager, officer, agent, employee, or other person acting on behalf of such Acquired Company or Affiliates, has, directly or indirectly, violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) or any such other applicable anti-bribery Laws, rules or regulations, including by (a) the use of any Acquired Company’s funds for unlawful contributions, gifts, entertainment, or other expenses relating to political activity; (b) making any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from any Acquired Company’s funds; or (c) making or receiving any unlawful bribe, rebate, payoff, influence payment, kickback, or other similar unlawful payment.

Section 3.28  Transaction Bonuses.  Section 3.28 of the Disclosure Letter sets forth a true and complete list of all Transaction Bonuses, including the name of each recipient thereof.  There are no Transaction Bonuses payable by the Company or any of its Subsidiaries to any Person in connection with the consummation of the transactions contemplated by this Agreement, other than those listed in Section 3.28 of the Disclosure Letter.

Section 3.29  Condition and Sufficiency of Assets.  Except as set forth in Section 3.29 of the Disclosure Letter, the buildings, plants, structures, machinery, equipment, vehicles and other material items of tangible personal property of the Acquired Companies that are currently in use are structurally sound, are, to the Company’s Knowledge, in good operating condition (subject to ordinary wear and tear), and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, machinery, equipment, vehicles and other material items of tangible property are, taken as a whole and to the Company’s Knowledge, in need of maintenance, repairs or replacement (except for ordinary, routine maintenance and repairs) that are not in the Company’s capital plan or would exceed the Company’s capital expenditures budget by more than 25% during 2014.  The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other material items of tangible personal property currently owned or leased by the Acquired Companies, together with all other properties and assets of the Acquired Companies, are sufficient for the continued conduct of the Acquired Companies’ respective businesses after the Closing in substantially the same manner as conducted prior to the Closing.

Section 3.30  Books and Records.  The minute books and stock record books of the Acquired Companies, all of which have been made available to Buyer, are complete and correct and have been maintained in accordance with sound business practices.  The minute books of the Acquired Companies contain accurate and complete minutes of all meetings, and actions taken by written consent of, the stockholders, the board of directors and any committees of the board of directors of the Acquired Companies, and no meeting, or action taken by written consent, of any such stockholders, board of directors or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be delivered to the Buyer.

Section 3.31  Bank Accounts; Powers of Attorney.  Section 3.31 of the Disclosure Letter lists (a) all bank accounts, lock boxes and safe deposit boxes relating to the business and operations of the Acquired Companies (including the name of the bank or other institution where such account or box is located and a listing of the persons authorized to draw thereon, make withdrawals therefrom or obtain access thereto), (b) all outstanding letters of credit issued by financial institutions for the account of any Acquired Company (setting forth, in each case, the financial institution issuing such letter of credit, the maximum amount available under such letter of credit, the terms (including the expiration date) of such letter of credit and the party or parties in whose favor such letter of credit was issued), and (c) the name and address of each person other than import and export agents who has a power of attorney to act on behalf of any Acquired Company.  The Company has heretofore delivered or made available to the Purchaser true, correct and complete copies of each letter of credit and each power of attorney listed or required to be listed in Section 3.31 of the Disclosure Letter.

Section 3.32  Inventory.  All inventory of the Acquired Companies consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established.  All such inventory is owned by the appropriate Acquired Company free and clear of all Encumbrances other than Permitted Encumbrances, and no inventory is held on a consignment basis.

Section 3.33  Accounts Receivable.  The accounts receivable reflected on the Balance Sheet and all accounts receivable of the Acquired Companies arising after the date thereof (a) have arisen from bona fide transactions entered into by the Acquired Companies involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; and (b) constitute only valid, undisputed claims of the Acquired Companies, and, to the Knowledge of the Acquired Companies, not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice.  The reserve for bad debts shown on the Balance Sheet or, with respect to accounts receivable arising after the date thereof, on the accounting records of the appropriate Acquired Company have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

Section 3.34  No Other Representations and Warranties.  EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR ANY CERTIFICATE OR OTHER DOCUMENT OR AGREEMENT FURNISHED OR TO BE FURNISHED TO BUYER PURSUANT TO THIS AGREEMENT, NEITHER THE COMPANY NOR SELLERS MAKE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE COMPANY OR ITS BUSINESS OR ANY OF ITS ASSETS, LIABILITIES, OPERATIONS OR PROSPECTS, INCLUDING WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AND (II) ACCURACY AND COMPLETENESS OF ANY INFORMATION PROVIDED TO BUYER AND ITS REPRESENTATIVES (INCLUDING, FOR THIS PURPOSE, ANY INFORMATION PROVIDED BY HOULIHAN LOKEY AND ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO BUYER IN ANY DATA ROOM, MANAGEMENT PRESENTATION OR THE LIKE), AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. NO REPRESENTATIONS OR WARRANTIES ARE MADE WITH RESPECT TO ANY ESTIMATES, PROJECTIONS OR OTHER FORECASTS AND PLANS (INCLUDING, WITHOUT LIMITATION, THE REASONABLENESS OF THE ASSUMPTIONS, UNDERLYING SUCH ESTIMATES, PROJECTIONS AND FORECASTS), AND, TO THE EXTENT ANY SUCH REPRESENTATION IS OR HAS BEEN MADE WHICH IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT, SUCH REPRESENTATIONS ARE HEREBY DISCLAIMED.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Company and Sellers that the statements contained in this Article IV are true and correct as of the date hereof.

Section 4.01  Organization and Authority of Buyer.  Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland.  Buyer has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Buyer.

Section 4.02  Execution and Enforceability.  This Agreement has been duly executed and delivered by Buyer, and (assuming that this Agreement constitutes a valid and binding agreement of the other parties hereto) this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.03  No Conflicts; Consents.  The execution, delivery and performance by Buyer of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the certificate of incorporation or by-laws of Buyer; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or an event that, with or without notice or lapse of time or both, would constitute a default under or result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any agreement to which Buyer is a party, except in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.  No consent, approval, material Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such filings as may be required under the HSR Act or the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder) and such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

Section 4.04  Investment Purpose.  Buyer is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof.  Buyer acknowledges that the Shares are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable.  Buyer is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 4.05  Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or an Affiliate of Buyer.

Section 4.06  Financing.   Concurrently with the execution of this Agreement, Buyer has delivered to the Company correct and complete copies of an executed debt commitment letter (excluding the fee letter referred to therein), dated as March 25, 2014 (the “Debt Commitment Letter”), from Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Lead Arranger”) providing the terms and conditions upon which the Lead Arranger has agreed to use commercially reasonable efforts to form a syndicate of financial institutions (including Bank of America) (the “Debt Financing Sources”) to provide up to $450,000,000 of debt financing of which $400,000,000 will be available to fund payment at Closing of a portion of the Purchase Price (the “Debt Financing” or the “Financing”), and Bank of America N.A. will act as Administrative Agent (the “Administrative Agent”) and has committed individually as a lender to provide up to $200,000,000 of such Debt Financing.  The Debt Commitment Letter in the form so delivered is, as to Buyer, and to the knowledge of Buyer, the other parties thereto, valid and in full force and effect; such commitments have not been withdrawn, terminated or otherwise amended or modified in any respect; and no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under any term or condition of the Debt Commitment Letter.  The Debt Commitment Letter (together with the Summary of Terms and Conditions attached thereto as Exhibit A and the fee letter referred to therein) constitute, as of the date hereof, the entire and complete agreement between the parties thereto with respect to the financings contemplated thereby, and, except as set forth, described or provided for in the Debt Commitment Letter, (i) there are no conditions precedent to the respective obligations of the Debt Financing Sources to provide the Debt Financing, and (ii) there are no contractual contingencies or other provisions under any agreement (including any side letters) relating to the transactions contemplated by this Agreement to which Buyer or any of its Affiliates is a party other than the Debt Commitment Letter that would permit the Debt Financing Sources to not fund up to $400 million of the Debt Financing amount prior to the Outside Date, to reduce the total amount of the Debt Financing, or to impose any additional conditions precedent to the availability of the Debt Financing; provided the Company acknowledges that the Lead Arranger has not as of the date hereof syndicated the $250 million of additional commitments to the Debt Financing and any such additional commitments may be subject to conditions, contractual contingencies or other provisions that are not contained in the Debt Commitment Letter.  Buyer has fully paid any and all commitment fees, if any, or other fees required by the Debt Commitment Letter to be paid as of the date hereof.  Buyer has no reason to believe that any of the conditions to the Financing will not be satisfied on a timely basis or that the funding contemplated in the Financing will not be made available to Buyer in full on a timely basis in order to consummate the transactions contemplated by this Agreement.  The Debt Financing, together with Buyer’s available cash, is sufficient for

Buyer to (a) pay the Purchase Price in accordance with the terms hereof; (b) refinance or repay in full the Company’s Indebtedness, and pay in full any obligation, of the Acquired Companies which may become due as a result of this Agreement or the consummation of the transactions contemplated hereby; (c) pay in full all fees, costs and expenses payable by Buyer in connection with this Agreement and the consummation of the transactions contemplated hereby; and (d) provide for the working capital needs of the Acquired Companies following the consummation of the transactions contemplated hereby.

Section 4.07 Legal Proceedings. There are no Actions pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 4.08  Independent Investigation.

(a)       BUYER HAS CONDUCTED ITS OWN INDEPENDENT INVESTIGATION, REVIEW AND ANALYSIS OF THE BUSINESS, RESULTS OF OPERATIONS, PROSPECTS, CONDITION (FINANCIAL OR OTHERWISE), SHARES, LIABILITIES AND ASSETS OF THE COMPANY, AND ACKNOWLEDGES THAT IT HAS BEEN PROVIDED ADEQUATE ACCESS TO THE PERSONNEL, PROPERTIES, ASSETS, PREMISES, BOOKS AND RECORDS, AND OTHER DOCUMENTS AND DATA OF SELLERS AND THE COMPANY FOR SUCH PURPOSE. BUYER ACKNOWLEDGES AND AGREES THAT: (A) IN MAKING ITS DECISION TO ENTER INTO THIS AGREEMENT, TO PURCHASE THE SHARES AND TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREBY, BUYER HAS RELIED SOLELY UPON ITS OWN INVESTIGATION AND THE EXPRESS REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND SELLERS SET FORTH IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE LETTER) AND THE CERTIFICATES AND OTHER DOCUMENTS AND AGREEMENTS DELIVERED BY OR ON BEHALF OF THE COMPANY AND THE SELLERS PURSUANT TO THIS AGREEMENT, AND IS NOT RELYING ON THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MATERIALS, REPRESENTATIONS OR WARRANTIES PROVIDED BY OR ON BEHALF OF THE COMPANY OR SELLERS INCLUDING ANY INFORMATION CONTAINED IN THE DATA ROOM OR OTHER INFORMATION DELIVERED IN CONNECTION WITH BUYER’S DUE DILIGENCE; AND (B) NONE OF SELLERS, THE COMPANY OR ANY OTHER PERSON HAS MADE ANY REPRESENTATION OR WARRANTY AS TO THE SHARES (OR BUYER’S PURCHASE THEREOF), SELLERS, THE COMPANY OR THIS AGREEMENT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE LETTER) OR ANY CERTIFICATE OR OTHER DOCUMENT OR AGREEMENT DELIVERED BY OR ON BEHALF OF THE COMPANY, THE STOCKHOLDER REPRESENTATIVE OR ANY OF THE SELLERS PURSUANT TO THIS AGREEMENT.

(b)       WITHOUT LIMITING THE GENERALITY OF SECTION 4.08(a), BUYER ACKNOWLEDGES AND EXPRESSLY CONFIRMS THAT BUYER HAS RECEIVED FROM SELLERS AND THE COMPANY CERTAIN PROJECTIONS, INCLUDING PROJECTED BALANCE SHEETS AND STATEMENTS OF OPERATING REVENUES AND INCOME AND CERTAIN BUSINESS PLAN INFORMATION. BUYER

ACKNOWLEDGES THAT (I) THERE ARE UNCERTAINTIES INHERENT IN ATTEMPTING TO MAKE SUCH ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS, (II) BUYER IS FAMILIAR WITH SUCH UNCERTAINTIES, (III) BUYER IS TAKING FULL RESPONSIBILITY FOR MAKING ITS OWN EVALUATION OF THE ADEQUACY AND ACCURACY OF ALL ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS, UNDERLYING ESTIMATES, PROJECTIONS AND FORECASTS FURNISHED TO IT), AND (IV) EXCEPT FOR FRAUD OR INTENTIONAL BREACH OF A REPRESENTATION, BUYER SHALL HAVE NO CLAIM AGAINST ANY SELLER WITH RESPECT THERETO.

(c)         BUYER (I) HAS SUCH KNOWLEDGE, SOPHISTICATION AND EXPERIENCE IN BUSINESS AND FINANCIAL MATTERS AS TO BE CAPABLE OF EVALUATING THE MERITS AND RISKS OF PURCHASING THE SHARES, AND HAS EVALUATED THE MERITS AND RISKS OF SUCH PURCHASE, (II) HAS ADEQUATE INFORMATION CONCERNING THE BUSINESS, MANAGEMENT, FINANCIAL CONDITION, OPERATIONS, FINANCIAL PERFORMANCE AND PROSPECTS OF THE COMPANY, AND THE VALUE OF THE SHARES, TO MAKE AN INFORMED DECISION REGARDING THE PURCHASE OF THE SHARES, AND (III) HAS INDEPENDENTLY AND WITHOUT RELIANCE UPON SELLERS OR THE COMPANY (OR ANY DIRECTOR, OFFICER, EMPLOYEE OR AGENT OF ANY ACQUIRED COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES OR ASSOCIATES), AND BASED ON SUCH INFORMATION AS BUYER HAS DEEMED NECESSARY OR APPROPRIATE, MADE ITS OWN ANALYSIS AND DECISION TO ENTER INTO THIS AGREEMENT.  BUYER ACKNOWLEDGES AND AGREES THAT NEITHER SELLERS NOR THE COMPANY (NOR ANY DIRECTOR, OFFICER, EMPLOYEE OR AGENT OF ANY ACQUIRED COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES OR ASSOCIATES) HAS GIVEN BUYER ANY INVESTMENT ADVICE, CREDIT INFORMATION, OR OPINION ON THE TIMING, TERMS OR PROVISIONS OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR WHETHER THE PURCHASE OF THE SHARES BY BUYER UNDER THIS AGREEMENT OR ANY OTHER TRANSACTION CONTEMPLATED BY THIS AGREEMENT IS PRUDENT.

ARTICLE V
COVENANTS

Section 5.01  Conduct of Business Prior to Closing.  From the date hereof until Closing, except as otherwise provided in this Agreement, Section 5.01 of the Disclosure Letter or consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), the Company shall, and shall cause its Subsidiaries to: (a) conduct the business of the Company and its Subsidiaries in all material respects in the ordinary course of business consistent with past practices; and (b) use commercially reasonable efforts to maintain and preserve intact the current organization, business and franchise of the Company and its Subsidiaries and to preserve the rights, franchises, goodwill and relationships of its Employees, customers, lenders, suppliers, regulators and others having business relationships with the Company and its Subsidiaries.  Without limiting the foregoing, from the date hereof until the Closing Date, except as consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), the Company shall not take or cause or permit its Subsidiaries to take any action that would cause any of the changes, events or conditions described in Section 3.12 to occur.

Section 5.02  Notice of Certain Events.

(a)          From time to time prior to Closing, the Company shall have the right (but not the obligation) to supplement or amend the Disclosure Letter hereto with respect to any matter hereafter arising or of which there is Company Knowledge (each a “Disclosure Letter Supplement”).  Any disclosure in any such Disclosure Letter Supplement shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 6.02 have been satisfied; provided, however, that if Buyer has the right to, but does not elect to, terminate this Agreement and Closing occurs, then Buyer shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter.

(b)          From the date hereof until the Closing, the Company shall promptly notify Buyer in writing of:

(i)       any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (B) has resulted in, or would reasonably be expected to result in, the failure of any of the conditions set forth in Section 6.02 to be satisfied;

(ii)      any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(iii)      any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(iv)     any actions, suits, claims, investigations or other legal proceedings commenced or, to the Company’s Knowledge or any Seller’s knowledge, threatened against, relating to or involving any Acquired Company or any Seller that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.17 or that relates to the consummation of the transactions contemplated by this Agreement.

(c)         Except as otherwise expressly provided in Section 5.02(a), Buyer’s receipt of information pursuant to this Section 5.02 shall not operate as a waiver of, or cure or otherwise affect, any inaccuracy in or breach of any representation, warranty or agreement given or made by the Company or any Seller pursuant to this Agreement (including for purposes of Section 7.02 and Section 8.01(b)).

Section 5.03  Taxes.

(a)          The following provisions shall govern the allocation of responsibility and payment of Taxes as between Buyer and Sellers for certain Tax matters following the Closing Date:

(i)       Between the date of this Agreement and the Closing Date, Sellers shall, or shall cause the Company to, prepare and file, on a timely basis and on a basis consistent with past practice, all Tax Returns that are required to be filed by any of the Acquired Companies (taking account of extensions) prior to the Closing Date and shall cause the Company to pay all Taxes with respect thereto.

(ii)      The Stockholder Representative shall prepare or cause to be prepared and file or cause to be filed all income Tax Returns with respect to any taxable period ending on or before the Closing Date for the Acquired Companies that are required to be filed after the Closing Date (taking into account valid extensions).  The Buyer shall, and shall cause any Acquired Company to, authorize and direct their respective officers to execute any and all Tax Returns required to be filed by the Stockholder Representative pursuant to this Section 5.03(a)(ii).  Any such Tax Return shall be submitted (with copies of any relevant schedules, work papers and other documentation then available) by the Stockholder Representative to Buyer for Buyer’s review and comment not less than thirty (30) days prior to the due date for the filing of such Tax Return, provided that any such Tax Return due within thirty (30) days (including extensions) after the Closing Date, shall be provided as soon as practical before such due date.  Except as otherwise required by applicable Law, all such Tax Returns shall be prepared on a basis consistent with the prior Tax Returns for the Acquired Companies.  Not later than ten (10) days after Buyer’s receipt of any Tax Return (or as soon as practical after receipt in the case of a Tax Return due within thirty (30) days after the Closing Date), Buyer shall provide to the Stockholder Representative any written comments to such Tax Return.  The Stockholder Representative and the Buyer shall attempt in good faith to resolve any dispute with respect to any such Tax Return.  If the Stockholder Representative and the Buyer are unable to resolve any such dispute at least ten (10) days prior to the due date (taking into account valid extensions) for filing any such Tax Return, the Stockholder Representative and Buyer shall refer such dispute to the Referee for resolution.  The fees and expenses of the Referee shall be apportioned between the Stockholder Representative and the Buyer in accordance with the procedures set forth in Section 2.05(b).  To the extent that the Referee is unable to resolve any dispute with respect to any Tax Return at least three (3) days prior to the due date (taking into account valid extensions) for filing any such Tax Return, such Tax Return shall be filed in accordance with the position of the Buyer as to any unresolved disputed item, subject to amendment, if necessary to reflect the resolution by the Referee.  Buyer and the Stockholder Representative shall jointly instruct the Escrow Agent to pay from the Escrow Account to the Stockholder Representative for remittance to the appropriate Governmental Authority, to the extent of any funds then remaining therein, or Sellers shall timely remit to the Stockholder Representative for remittance to the appropriate Governmental Authority, to the extent there are not sufficient funds in the Escrow Account any Taxes shown due and payable on such Tax Return, except to the extent that such Taxes were included as Current Liabilities in calculating the Company’s Working Capital and taken into account in determining the amount of the Purchase Price pursuant to Article II in which case Buyer shall be responsible for the payment of such Taxes for remittance to the appropriate Governmental Authority.

(iii)      Buyer, at Sellers’ expense, shall prepare or cause to be prepared and file or cause to be filed all other Tax Returns (not covered by Section 5.03(a)(ii)) with respect to a Pre-Closing Tax Period for the Acquired Companies that are required to be filed after the Closing Date (taking into account valid extensions). Any such Tax Return required to be filed that shows a Tax due and owing the payment of which is the responsibility of Sellers under this Agreement shall be submitted (with copies of any relevant schedules, work papers and other documentation then available) by Buyer to the Stockholder Representative for the Stockholder Representative’s approval not less than thirty (30) days prior to the due date for the filing of such Tax Return, which approval shall not be unreasonably withheld or delayed; provided, however, that any such Tax Return due within thirty (30) days (including extensions) after the Closing Date, shall be provided as soon as practical before such due date.  Except as otherwise required by applicable Law, all such Tax Returns shall be prepared on a basis consistent with the prior Tax Returns for the Acquired Company.  Not later than ten (10) days after Stockholder Representative’s receipt of any Tax Return (or as soon as practical after receipt in the case of a Tax Return due within thirty (30) days after the Closing Date), Stockholder Representative shall provide to the Buyer any written comments to such Tax Return.  The Stockholder Representative and the Buyer shall attempt in good faith to resolve any dispute with respect to any such Tax Return.  If the Stockholder Representative and the Buyer are unable to resolve any such dispute at least ten (10) days prior to the due date (taking into account valid extensions) for filing any such Tax Return, the Stockholder Representative and Buyer shall refer such dispute to the Referee for resolution.  The fees and expenses of the Referee shall be apportioned between the Stockholder Representative and the Buyer in accordance with the procedures set forth in Section 2.05(b).  To the extent that the Referee is unable to resolve any dispute with respect to any Tax Return at least three (3) days prior to the due date (taking into account valid extensions) for filing any such Tax Return, such Tax Return shall be filed in accordance with the position of the Buyer as to any unresolved disputed item, subject to amendment, if necessary to reflect the resolution by the Referee.  Buyer and the Stockholder Representative shall jointly instruct the Escrow Agent to pay from the Escrow Account to the Buyer for remittance to the appropriate Governmental Authority, to the extent of any funds then remaining therein, or Sellers shall timely remit to the Buyer for remittance to the appropriate Governmental Authority, to the extent there are not sufficient funds in the Escrow Account, any Taxes shown due and payable on such Tax Return, except to the extent that such Taxes were included as Current Liabilities in calculating the Company’s Working Capital and taken into account in determining the amount of the Purchase Price pursuant to Article II in which case Buyer shall be responsible for the payment of such Taxes for remittance to the appropriate Governmental Authority.

(iv)     For purposes of this Agreement, if an Acquired Company is permitted but not required under applicable Law to treat the Closing Date as the last day of a taxable period with respect to any Tax, then the parties shall treat that day as the last day of a taxable period.  In the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax which relates to the portion of such Tax period ending on the Closing Date shall (x) in the case of any Taxes other than Taxes based upon or related to income, gains or receipts, or employment or payroll, specific transactions, or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) or withholding, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period, and (y) in the case of any Tax based upon or related to income, gains or receipts, or employment or payroll, specific transactions, or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) or withholding, be deemed equal to the amount which would be payable if the relevant Tax period ended on the Closing Date.  Any credits relating to a Tax period that begins before and ends after the Closing Date shall be taken into account as though the relevant Tax period ended on the Closing Date.  All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with reasonable prior practice of the Acquired Companies, unless otherwise required by applicable Law.

(v)      Buyer and the Stockholder Representative agree that to the extent permitted by Law, any deductions relating to the payment of bonuses, option cancellation payments, repayment of Indebtedness, any other Company Transaction Expense or (to the extent complying with the safe harbor set forth in Rev. Proc. 2011-29) success-based fees in respect of the transactions contemplated by this Agreement shall be included as deductions of the Acquired Companies in the relevant Tax Returns for Pre-Closing Tax Periods.  Except to the extent attributable to any Tax attribute generated after the Closing Date or to the extent included as Current Assets in calculating the Company’s Working Capital and taken into account in determining the amount of the Purchase Price pursuant to Article II, any refunds (or credits for overpayment) of Taxes, including any interest received from a Governmental Authority thereon, attributable to any Pre-Closing Tax Period of the Acquired Companies shall be for the account of Sellers.  Promptly upon any Acquired Company’s (or any of its Affiliates’) receipt of any such refund (or use of a credit for overpayment), Buyer shall pay over, by wire transfer of immediately available funds, any such refund (or the amount of any such credit so used) to the Stockholder Representative for further distribution to Sellers in accordance with each Seller’s Percentage Interest; provided that (A) such amounts shall be repaid by Sellers to Buyer to the extent they are subsequently disallowed or reduced; and (B) payments to the Stockholder Representative under this Section 5.03(a)(v) shall be net of any Taxes and out of-pocket costs incurred or associated in obtaining or receiving such refund or credit of Taxes.  Buyer shall take any action reasonably necessary for the Acquired Companies to promptly claim refunds attributable to any Pre-Closing Tax Period.

(b)          Subject only to the specific limitations of this Section 5.03(b), Section 5.03(f) and Section 7.04 hereof, each Institutional Seller, jointly and severally, and each Individual Seller, severally but not jointly in accordance with its Percentage Interest, agrees to indemnify and hold harmless Buyer Indemnified Parties from and against, and to reimburse and pay a Buyer Indemnified Party with respect to, any and all Losses incurred or sustained by, or imposed upon a Buyer Indemnified Party based upon, arising out of, with respect to or by reason of: (1) all Taxes (or the nonpayment thereof) of the Acquired Companies for any taxable period ending on or before the Closing Date and, in the case of a Straddle Period, allocable to the portion of the taxable period up to and including the Closing Date (determined in accordance with Section 5.03(a)(iv)), (2) all Taxes of any member of an affiliated, combined or unitary group of which an Acquired Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or foreign Law, and (3) any and all Taxes of any Person imposed on the Acquired Company as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to an event or transaction occurring on or before the Closing Date, provided, however, that (i) Sellers shall be liable for Taxes only to the extent that such Taxes were not included as Current Liabilities in calculating the Company’s Working Capital and taken into account in determining the amount of the Purchase Price pursuant to Article II, (ii) Sellers shall have no liability for any Taxes or Losses with respect to Taxes that are attributable to any transaction outside the ordinary course of business of the Acquired Companies entered into by Buyer or its Affiliates or at the direction of Buyer or its Affiliates that occurs on the Closing Date after Closing, and (iii) Sellers shall have no liability to Buyer for any Taxes or Losses attributable to Taxes with respect to any Tax period or portion of a Tax period beginning after the Closing Date.  Sellers’ indemnification obligations under this Section 5.03(c) are referred to herein as the “Tax Indemnity.”

(c)           Buyer shall inform the Stockholder Representative of the commencement of any audit, examination or proceeding (“Tax Contest”) relating in whole or in part to Taxes for which Buyer may be entitled to indemnity from Sellers hereunder.  With respect to any Tax Contest for which Sellers acknowledge in writing that Sellers are liable under Section 5.03(b) for all Losses relating thereto, Sellers shall be entitled to control, in good faith, all proceedings taken in connection with such Tax Contest at their sole cost and expense; provided, however, that (x) the Stockholder Representative shall notify Buyer in writing of its intention to control such Tax Contest within fifteen (15) days after Buyer notifies the Stockholder Representative of such Tax Contest, and (y) Buyer shall be entitled to participate in such Tax Contest at its sole cost and expense.  In the case of a Tax Contest relating to Taxes of any of the Acquired Companies for a Straddle Period, Buyer shall be entitled to control all proceedings taken in connection with and such Tax Contest at its sole cost and expense; provided, however, that the Stockholder Representative shall be entitled to participate in such Tax Contest at its sole cost and expense.  In any event, when either the Buyer or the Stockholder Representative conduct the defense of a Tax Contest, it shall (i) keep the other party or parties hereto promptly and fully informed of the conduct of any such Tax Contest, (ii) provide promptly to the other party or parties hereto any documents, correspondence, or other materials relating to any such Tax Contest and (iii) consider in good faith any reasonable suggestions of the other party or parties hereto relating to the conduct (including prosecution, compromise, or settlement) of such Tax Contest.  Furthermore, the Stockholder Representative shall not settle any Tax Contest that Stockholder Representative controls without the prior written consent of the Buyer (which consent shall not be unreasonably withheld or delayed ) and the Buyer shall not settle any Tax Contest that Buyer controls without the prior written consent of the Stockholder’s Representative (which consent shall not be unreasonably withheld or delayed).  This Section 5.03 and not Section 7.05 shall apply control any Tax Contests.

(d)          The Stockholder Representative and Buyer shall (i) each provide the other with such assistance as may be reasonably requested by any of them or their representatives in connection with the preparation of any Tax Return, Tax Contest or Tax matter of the Acquired Company.  Any expenses incurred in furnishing such information or assistance shall be borne by the party requesting it.

(e)          Except as required by applicable Laws, without the prior written consent of Sellers (which consent shall not be unreasonably withheld, delayed or conditioned), none of Buyer, the Acquired Companies, or any Affiliate of Buyer shall file any amended Tax Return with respect to any Tax period ending on or before the Closing Date.

(f)          All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (including any real property transfer Tax and any other similar Tax) shall be borne and paid 50% by Sellers, on the one hand, and 50% by Buyer, on the other, when due. Buyer shall, 50% at its own expense and 50% at the expense of Sellers, timely file any Tax Return or other document with respect to such Taxes or fees, and Sellers shall reasonably cooperate with Buyer with respect to such filings.

(g)          As soon as practicable after the date hereof, the Company shall (i) seek an executed 280G Waiver from each Person who is a “disqualified individual” (within the meaning of Section 280G), as determined immediately prior to the execution of this Agreement, and who might otherwise receive or have the right or entitlement to receive a 280G Payment unless the requisite approval of such 280G Payment by the stockholders of the Company is obtained, and (ii) subject to the receipt of such executed 280G Waivers, submit to its stockholders for approval, meeting the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations thereunder, any payments and/or benefits that may separately or in the aggregate, constitute “excess parachute payments,” within the meaning of Section 280G(b) of the Code and the applicable rulings and final regulations thereunder (the “280G Payments”), such that the Company’s income tax deduction of such payments and benefits will not be limited by the application of Section 280G of the Code and the applicable rulings and final regulations thereunder.  Prior to soliciting such approval, the Company shall provide drafts of such shareholder approval materials and 280G Waivers to Buyer for its review and approval, which approval shall not be unreasonably withheld or delayed.  Prior to the Closing, the Company shall deliver to Buyer evidence that a vote of the stockholders of the Company was solicited in accordance with the foregoing provisions of this Section with respect to each person who executes a 280G Waiver and that either (A) the requisite vote of the stockholders was obtained with respect to the 280G Payments to such person (the “280G Approval”), or (B) that the 280G Approval was not obtained, and, as a consequence, pursuant to the Section 280G Waivers, the 280G Payments shall not be made or provided to such person.

Section 5.04  Financing Related Cooperation; Debt Financing.

(a)          Prior to the Closing Date, the Company will provide, and will cause its Subsidiaries and each of their respective Representatives and management teams to provide all commercially reasonable cooperation requested by Buyer, Lead Arranger, other arrangers, prospective Debt Financing Sources or other prospective sources of debt financing in connection with the arrangement, syndication, documentation and closing of the Debt Financing (or any replacement thereof), including using commercially reasonable efforts to: (A) cooperate with and assist Buyer and Buyer’s Affiliates in connection with their preparation and negotiation of definitive agreements with respect thereto on terms and conditions in accordance with those set forth in the Debt Commitment Letter, and execute and deliver such definitive documents at the Closing; (B) furnish Buyer, Lead Arranger, other arrangers, prospective Debt

Financing Sources and other prospective sources of debt financing with such financial and other information relating to the Acquired Companies as any of them may reasonably request in connection with the Debt Financing or the syndication thereof, or to obtain customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with syndication of the Debt Financing; (C) assist Buyer in Buyer’s preparation of any required financial information (including pro forma financial information) relating to the Acquired Companies or projections; (D) assist with the preparation of customary bank information memoranda, rating agency presentations and bank syndication materials required in connection with the Debt Financing, and provide customary authorization letters authorizing the distribution of information relating to the Acquired Companies to prospective Debt Financing Sources and other prospective sources of debt financing; (E) assist in the preparation for and participate in a customary and reasonable number of meetings, due diligence sessions, presentations, drafting sessions, sessions with rating agencies and road shows, including to make available, at reasonable times and locations, Representatives of the Acquired Companies and members of the Acquired Companies’ finance departments for such purposes; (F) take all actions reasonably necessary to permit prospective Debt Financing Sources and other prospective sources of debt financing to perform customary due diligence with respect to the Acquired Companies in connection with the Debt Financing; and (G) deliver notices of prepayment (contingent upon the Closing) and obtain customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing, and give any other necessary notices (contingent upon the Closing), to allow for the payoff, discharge and termination in full, at the Closing, of all of the Company’s Indebtedness (other than AFCO Indebtedness).  Notwithstanding the foregoing, no Acquired Company shall be required to provide cooperation under this Section 5.04 that: (i) unreasonably interferes with the ongoing business of the Acquired Companies; (ii) causes any representation or warranty of the Company in this Agreement to be breached; or (iii) causes any Closing condition set forth in Article VI to fail to be satisfied or otherwise causes the breach of this Agreement or any Material Contract by the applicable Acquired Company party thereto; and provided, further, the effect of any such breach shall be excluded when determining if the conditions set forth in Section 6.02 are satisfied.  In no event shall the Company be in breach of this Section 5.04(a) because of the failure to deliver any third party opinions.

(b)          In no event shall any Acquired Company be required to pay any commitment or similar fee or incur any liability or expense in connection with assisting Buyer in arranging the Debt Financing or as a result of any information provided by the Acquired Companies or any of their Affiliates or representatives in connection therewith.  Buyer shall, from and after Closing or after the termination of this Agreement pursuant to Section 8.01, (i) promptly upon request by the Company reimburse the Company for all reasonable out‑of‑pocket costs incurred in good faith by the Acquired Companies in connection with such cooperation; and (ii) subject to the indemnification procedures set forth in Section 7.05, indemnify and hold harmless the Acquired Companies and their Affiliates and Representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Debt Financing or providing any of the information utilized in connection therewith, except for Losses arising out of, resulting from or relating to any negligent, reckless or wrongful acts or omissions of any of the Acquired Companies or their respective Affiliates or any of their respective Representatives or any inaccurate, incorrect or misleading information provided by any of the Acquired Companies or their respective Affiliates or any of their respective Representatives.

(c)         Buyer shall, and shall cause its Affiliates to, use best efforts to obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using best efforts to:  (i) enter into definitive agreements with respect to the Debt Financing (including agreeing to any requested changes to the Debt Commitment Letter by the committed lenders in accordance with the related flex provisions); (ii) satisfy (or obtain a waiver) on a timely basis of all conditions in such definitive agreements; (iii) consummate the Debt Financing contemplated by the Debt Commitment Letter at Closing; and (iv) seek to enforce its rights under the Debt Commitment Letter.  In the event any portion of the Debt Financing expires or is terminated or otherwise becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Buyer shall promptly (and in any event within two (2) Business Days) notify the Company of such unavailability and the reasons therefor and shall thereafter use its best efforts to arrange to obtain alternative financing, including from alternative sources on whatever terms are then available to Buyer, and shall accept any such alternative financing so long as the terms thereof do not increase the total fees, interest and other costs of the Debt Financing (compared to the cost of the Debt Financing identified in the Debt Commitment Letter) by more than 35% over the term of the Debt Financing (as such term is set forth in the Debt Commitment Letter) and are otherwise commercially reasonable, as promptly as practicable following the occurrence of such event; provided that such replacement commitments shall not (A) be subject to any additional or modified conditions or other contingencies to the funding of the Debt Financing than those contained in the Debt Commitment Letter or (B) otherwise be reasonably likely to impair or delay the funding of the Debt Financing or Closing.  In addition to, and without limiting in any respect Buyer’s obligation to seek alternative financing, in the event the failure to obtain the Debt Financing is due to the breach or possible breach by the Debt Financing Sources of any terms or conditions of the Debt Commitment Letters or any definitive financing agreement entered into prior to Closing, Buyer shall use commercially reasonable efforts to pursue any and all remedies available to it under the Debt Commitment Letters and/or definitive financing agreements and applicable laws including seeking specific performance of the Debt Commitment Letters and/or definitive financing agreements.  Buyer shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and shall not permit any amendment or modification to be made to the Debt Commitment Letter that would have the effect or would be reasonably likely to have the effect of impairing or delaying the funding of the Debt Financing or Closing without the prior written consent of the Company.  Buyer shall provide notice to the Company promptly upon receiving notification from the Administrative Agent that the Debt Financing Sources are prepared to close on the Debt Financing (subject to the terms and conditions of the definitive agreements negotiated among the parties with respect thereto), and shall upon the Company’s request furnish correct and complete copies of the definitive agreements with respect thereto to the Company promptly upon their execution.  In addition, as soon as reasonably practicable after learning that conditions permit Buyer to accurately certify that (i) Buyer has satisfied its obligations set forth in this Section 5.04, (ii) Buyer has satisfied all conditions to the Debt Financing required to be satisfied by Buyer, other than any such conditions which by their nature are to be satisfied on the Closing Date and, if not yet obtained, HSR Clearance, and Buyer has provided the Company with a list of outstanding closing conditions to the Debt Financing that are not required to be satisfied by Buyer, (iii) upon closing of the Debt Financing, Buyer will have liquid funds available to pay the Purchase Price at Closing, and (iv) the Debt Financing will continue to be available to the Buyer through the earlier of the Closing or the Outside Date, subject to the terms and conditions of the Debt Commitment Letter and the definitive agreements negotiated among the Buyer and the Debt Financing Sources with respect thereto or, if Buyer has arranged for alternative financing in accordance with this Section 5.04(c), the terms and conditions of the debt commitment letter (if any) and definitive agreements negotiated among the Buyer and the sources of such alternative financing with respect to such alternative financing, Buyer shall deliver to the Company and Stockholder Representative a certificate signed by a duly authorized officer of Buyer in the form of Exhibit E attached hereto (the “Available Funds Certificate”) certifying as to the foregoing.

(d)         Buyer shall, and shall cause its Affiliates to, refrain from taking, directly or indirectly, any action that has as its principal or primary purpose causing the failure of any of the conditions contained in the Debt Commitment Letter or in any definitive agreement related to the Financing contemplated therein.

Section 5.05  Director and Officer Indemnification and Insurance.

(a)          Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by the Acquired Companies now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of any of the Acquired Companies, as provided in the certificate of incorporation or by-laws of the applicable Acquired Company, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof and disclosed in Section 5.05(a) of the Disclosure Letter, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms.

(b)          The Company shall maintain, through the Closing Date, the Company’s current policies of directors’ and officers’ liability insurance and employment practices liability insurance in full force and effect without reduction of coverage.  Not later than the Closing, Date, the Company shall, or Buyer shall cause the Company to, obtain “tail” insurance policies with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers of the Company, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement).

(c)          Effective as of the Closing, Buyer and the Company waive any claim relating to and agree not to and to not permit any of their respective Affiliates to bring any action asserting, any breach of fiduciary duty or professional malpractice owed to any of the Acquired Companies against any former director, officer, employee, partner, Seller, in-house attorney or other representative or Affiliate of Highlander Partners, L.P. or the Company, whether such action is filed derivatively on behalf of the Company or otherwise, except for any claims for fraud or claims relating to criminal conduct.

(d)          The obligations of Buyer and the Company under this Section 5.05 shall not be terminated or modified in such a manner as to adversely affect any director or officer to whom this Section 5.05 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 5.05 applies shall be third-party beneficiaries of this Section 5.05, each of whom may enforce the provisions of this Section 5.05).

(e)         In the event Buyer, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer or the Company, as the case may be, shall assume all of the obligations set forth in this Section 5.05.

Section 5.06  Confidentiality.  From and after Closing throughout the Confidentiality Period, each Seller agrees to, and shall cause its Affiliates and its and their officers, directors, managers, employees, representatives, advisers, accountants and counsel (collectively, “Representatives”) to, treat and hold as confidential and not disclose any confidential or proprietary information concerning Buyer, its Affiliates, or any Acquired Company, including any notes, analyses, compilations, studies, forecasts, interpretations or other documents that are derived from, contain, reflect or are based upon any such information, together with the terms of this Agreement and the transactions contemplated hereby (the “Confidential Information”), and refrain from using any of the Confidential Information, except in connection with exercising its rights or responsibilities under this Agreement or otherwise in connection with its legal obligations.  Notwithstanding the foregoing, Confidential Information shall not include information that (a) is or becomes generally available to the public or within the industry other than as a result of a breach of this Section 5.06, or (b) is lawfully received after the Closing Date from a third party not actually known to such receiving party to be under any obligation of confidentiality with respect to such information or fiduciary duty with respect to the secrecy of such information.  In the event that any Seller or its Representative is required in any legal proceeding, discovery, or any subpoena, civil investigative demand, or similar process to disclose any Confidential Information (a “Noticed Party”), such Noticed Party shall promptly notify the Buyer of the requirement so that Buyer or the Company may, at its sole expense, seek an appropriate protective order or waive compliance with the provisions of this Section 5.06.  If, in the absence of a protective order or the receipt of a waiver hereunder, a Noticed Party is, on the advice of counsel, required to disclose any Confidential Information in any legal proceeding to any Governmental Authority, such Noticed Party may disclose such Confidential Information to such Governmental Authority; provided, that such Noticed Party shall give prior written notice to the Buyer and the Company of such intended disclosure and shall use commercially reasonable efforts to obtain, at the request of such other parties, an order or other assurance that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed as such other parties shall have designated in writing to such Noticed Party.  The parties hereby agree that the Confidentiality Agreement shall survive the execution and delivery hereof and terminate automatically effective upon Closing.  If this Agreement is, for any reason, terminated prior to Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect.  Buyer acknowledges and confirms that the press release issued under Section 5.10 shall not violate any provision of this Section 5.06.  As used herein, the term “Confidentiality Period” means five (5) years following the Closing Date, provided, however, that the Confidentiality Period for all Confidential Information that constitutes a trade secret under applicable Law shall continue after the expiration of such 5-year period so long as such Confidential Information qualifies a trade secret under applicable Law.

Section 5.07  Governmental Approvals and Other Third-Party Consents.

(a)        Each party hereto shall, as promptly as possible, use commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement.  Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals.  The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.  In furtherance of the foregoing, each party hereto agrees to supply as promptly as practicable to the appropriate Governmental Authority any additional information and documentary material that may be requested pursuant to the HSR Act with respect to the Notification and Report Form filed by the parties pursuant to the HSR Act regarding the transactions contemplated by this Agreement.

(b)        Without limiting the generality of Buyer’s undertaking pursuant to this Section 5.07, Buyer agrees to use commercially reasonable efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Authority or any other party so as to enable the parties hereto to close the transactions contemplated by this Agreement as promptly as possible, provided, however, that (i) Buyer shall not be required to initiate, file, prosecute, defend, contest, compromise, settle or resist any action or proceeding, whether judicial or administrative, or to take any action to have vacated, lifted, reversed or overturned any Governmental Order relating to the transactions contemplated by this Agreement, and (ii) the Buyer shall not be required to, and the Acquired Companies shall not, without the prior written consent of the Buyer, become subject to, consent to, or propose, offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (A) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Buyer or any of its Subsidiaries or any of the Acquired Companies, or (B) conduct, restrict, operate, invest or otherwise change the assets or business or any portion of the assets or business of the Buyer or any of its Subsidiaries or any of the Acquired Companies in any manner, or (C) impose any restriction, requirement or limitation on the operation of the business or any portion of the business of the Buyer or any of its Subsidiaries or any of the Acquired Companies; provided that, if requested by the Buyer, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on the Company in the event that the Closing occurs.

(c)         All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between the Company or Buyer and Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party or its legal counsel hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals.  Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

(d)         The Company shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 3.08 of the Disclosure Letter; provided, however, that Seller shall not be obligated to pay any consideration therefor to any third party from whom consent or approval is requested.

Section 5.08  Access to Information; Cooperation; Books and Records.

(a)         From the date hereof until Closing, the Company shall, and shall cause its Subsidiaries and its and each of its Subsidiaries’ Representatives to (i) afford the officers, employees, agents, representative, accountants and counsel of Buyer and the financing sources of Buyer (and their respective Representatives) reasonable access, during normal business hours and upon reasonable notice, to the offices, properties, plants, other facilities, books and records of the Company and each Subsidiary and to those Representatives of the Company and each Subsidiary who have any knowledge relating to the Company or any Subsidiary, (ii) furnish to the officers, employees, agents, representative, accountants, counsel and financing sources of Buyer (and their respective Representatives) such financial and operating data and other information relating to the Company and the Subsidiaries as such Persons may reasonably request and (iii) cooperate with Buyer in its investigation of the Company and its Subsidiaries.

(b)         For a period of five (5) years after the Closing Date, Buyer shall (and shall cause the Acquired Companies to), during normal business hours and upon reasonable notice, make available and provide the Stockholder Representative and its Representatives (including, without limitation, counsel and independent auditors) with access to or copies of all information, files, documents and records (written and computer) relating to the Acquired Companies or any of their businesses or operations for any and all periods prior to and including the Closing Date that they may reasonably require in connection with (i) financial reporting and accounting matters, (ii) the preparation and filing of any Tax Returns or any other Tax related matter addressed in Section 5.03, (iii) the determination of, Closing Indebtedness, Working Capital, or the Final Adjustment Amount, or any dispute with Buyer relating thereto, or (iv) any claim for indemnification pursuant to Article VII.  Notwithstanding the foregoing, neither Buyer nor any Acquired Company will be required to provide or disclose any information to the Stockholder Representative or its Representatives if such disclosure would, in the Buyer’s good faith opinion, contravene any applicable Law or jeopardize any attorney-client privilege, and the Stockholder Representative and its Representatives shall not have access to personnel records of the Company or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in Buyer’s good faith opinion is sensitive or the disclosure of which could subject the Company or any of its Subsidiaries to risk of liability; provided that Sellers shall not be prohibited from accessing such information pursuant to a valid court order. Any nonpublic information about the Acquired Companies obtained by the Stockholder Representative or its Representatives pursuant to this Section 5.08(b) shall be deemed to be and treated as Confidential Information which is subject to the provisions of Section 5.06.

(c)          Until the third year following the Closing Date, Buyer shall preserve and retain, all corporate, accounting, legal, auditing, human resources and other books and records of the Company and each of its Subsidiaries relating to the conduct of the business and operations of the Company and its Subsidiaries prior to the Closing Date.  Notwithstanding the foregoing, during such period, Buyer may dispose of any such books and records which are offered to, but not accepted by, the Stockholder Representative.

Section 5.09  Closing Conditions. From the date hereof until Closing, each party hereto shall use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy Closing conditions set forth in Section 6.01, Section 6.02(b), Section 6.02(f) through Section 6.02(n) and Section 6.03(b) hereof.

Section 5.10  Public Announcements.  No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by any party to this Agreement or any of their respective Representatives without the prior written consent of (i) the Buyer and (ii) the Company (prior to Closing) or the Stockholder Representative (after Closing) (which consent shall not be unreasonably withheld or delayed), except as required by applicable Law or stock exchange rules or regulations, in which case the party required to make the release or announcement shall (to the extent reasonably practicable under the circumstances) consult with the other party about, and allow the other party reasonable time to comment on such release or announcement in advance of such issuance.  Buyer and the Company shall cooperate to prepare mutually agreeable press releases to be issued by Buyer and the Company upon signing of this Agreement and by Buyer and the Stockholder Representative upon Closing.

Section 5.11  Further Assurances. Following Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

Section 5.12  Seller Releases.  Effective as of Closing, each Seller, on such Seller’s own behalf and on behalf of such Seller’s past, present and future agents, attorneys, administrators, heirs, executors, spouses, trustees, beneficiaries, representatives, successors and assigns claiming by or through such Seller, hereby absolutely, unconditionally and irrevocably RELEASES and FOREVER DISCHARGES each of the Acquired Companies, and their respective past, present and future directors, managers, members, shareholders, officers, employees, agents, subsidiaries, affiliates, attorneys, representatives, successors and assigns, from the following:  all claims (including any derivative claim on behalf of any Person), actions, causes of action, suits, arbitrations, proceedings, debts, liabilities, obligations, sums of money, accounts, covenants, contracts, controversies, agreements, promises, damages, fees, expenses, judgments, executions, indemnification rights, claims and demands arising out, relating to, against or in any way connected with any of the Acquired Companies, in respect of any and all agreements, liabilities or obligations entered into or incurred on or prior to the date hereof, or in respect of any event occurring or circumstances existing on or prior to the date hereof, whether or not relating to claims pending on, or asserted after, the date hereof; provided, however, that the foregoing release does not extend to, include or restrict or limit in any way, and each Seller hereby reserves such Seller’s rights, if any, and the right of the other Sellers, if any, (a) to or cause or permit to be pursued by the Stockholder Representative any and all claims, actions or rights that such Seller may now or in future have solely on account of rights of such Seller under this Agreement, the Escrow Agreement or any other documents entered into in connection therewith, (b) to receive payments of accrued payroll and unpaid benefits since the last applicable payroll or payment date, including any accrued bonuses, and (c) its rights to receive the Purchase Price including its portion of the Escrow Amount.

Section 5.13  Intentionally omitted.

Section 5.14  Plant Closings and Mass Layoffs.  During the period from the date of this Agreement through and including the Closing Date, none of the Acquired Companies shall take any action that could result in WARN Act liability for any of the Acquired Companies.

Section 5.15  Exclusivity.

(a)         From the date of this Agreement until the Closing or the termination of the Agreement, the Company and the Sellers shall not, and shall not cause, authorize or permit any of its or their respective Affiliates (including any Subsidiary of the Company) or any of its or their respective investment bankers or Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal.  The Company and the Sellers shall immediately cease, and shall cause their respective Affiliates (including any Subsidiary of the Company) investment bankers and Representatives to immediately cease, all existing discussions or negotiations with any Persons with respect to, or that could lead to, an Acquisition Proposal.

(b)         To the extent not prohibited by existing contractual restrictions, in addition to the other obligations under this Section 5.15, the Company or one of the Sellers shall promptly (and in any event within two (2) Business Days after receipt thereof) advise Buyer orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

(c)         The Company and each of the Sellers agree that the rights and remedies for noncompliance with this Section 5.15 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.

Section 5.16  Noncompetition and Nonsolicitation.

(a)          Charles Nicolais and Alex Guiva (each a “Restricted Seller,” and together the “Restricted Sellers”) each hereby agrees that, for a period of three (3) years following the Closing Date (the “Noncompete Period”), such Restricted Seller shall not, directly or indirectly, engage in, or be associated in any way with or have any direct or indirect interest of any nature whatsoever in any business that engages in the formulation, design, development, manufacture, production, sale, distribution, licensing or other disposition (at wholesale or retail, on commission or otherwise) anywhere in any of the geographical areas where the Acquired Companies currently conduct business of any products or services which are competitive with any products or services developed or under development by, manufactured, produced, sold, licensed or otherwise distributed or provided by any of the Acquired Companies as of the Closing Date (a “Competitive Business”).  Without limiting the generality of the foregoing, each Restricted Seller agrees that, during the Noncompete Period, such Restricted Seller shall not, directly or indirectly: (i) own, manage, operate, join, control or participate in any way in, or be connected as an officer, employee, representative, agent, consultant, independent contractor, advisor, partner, director, trustee, stockholder, member, investor, lender, creditor, guarantor or otherwise in any manner with, any Competitive Business; or (ii) call upon, solicit, divert, attempt to solicit or divert, or conduct or carry on any business with any of the former customers, current customers or potential customers of any of the Acquired Companies for the benefit of any Competitive Business.  Notwithstanding the foregoing: (A) it is understood and agreed that the Restricted Seller’s service as members of the Board of Directors of Juice Tyme, Inc. (and, for no longer than six (6) months at a time, Mr. Guiva’s potential participation in the operations of Juice Tyme, Inc.) shall not be considered a violation of the provisions of this Section 5.16(a); (B) nothing herein shall prohibit a Restricted Seller from owning for investment purposes less than one percent (1%) of the outstanding capital stock of any company engaged in a Competing Business with securities traded on a nationally recognized securities exchange; (C) it is understood and agreed that Mr. Guiva’s passive direct and indirect investments in portfolio companies of Highlander, his employment at Highlander and his participation in Highlander’s profits shall not be considered a violation of the provisions of this Section 5.16(a) so long as he is not providing services to a Competitive Business (except as permitted by clause (A); (D) it is understood and agreed that Mr. Nicolais’s and Mr. Guiva’s stock and other ownership interests in Juice Tyme, Inc. shall not be considered violations of the provisions of this Section 5.16(a) and (E) nothing herein shall prohibit Mr. Nicolais from owning for investment purposes ownership interests in Spring Creek Holdings.

(b)          None of the Sellers shall, at any time during the period beginning on the date of this Agreement and ending on the fifth (5th) anniversary of the Closing Date, directly or indirectly, either for such Seller’s own account or for the account of any other Person: (i) solicit the employment of, hire or engage, for such Seller’s own account or for others, any employee of any Acquired Company, the Buyer or any Subsidiary of the Buyer; or (ii) encourage, induce, solicit or endeavor to cause any employee of any Acquired Company, the Buyer or any Subsidiary of the Buyer to terminate, alter in any way or breach his, her or its relationship or agreement with any Acquired Company, the Buyer or any Subsidiary of the Buyer; provided, however, that the foregoing restrictions shall not apply to (A) hiring or soliciting any employee, consultant or independent contractor (other than Charles Nicolais) that has been terminated by any of the Acquired Companies or the Buyer or any Subsidiary of the Buyer after the Closing Date, or (b) hiring or soliciting any persons (other than Charles Nicolais and his direct reports) by any portfolio company of Highlander.

(c)          If any provision contained in this Section 5.16 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 5.16, but this Section shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.  It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable law, a court of competent jurisdiction shall construe and interpret or reform this Section to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable law.

(d)          Each of the Sellers acknowledges that the Buyer would be irreparably harmed by any breach of Section 5.06 or this Section 5.16, and that there would be no adequate remedy at law or in damages to compensate Buyer for any such breach.  Each of the Sellers therefore agrees that the Buyer shall be entitled to injunctive or other appropriate equitable relief in the event of any breach or threatened breach by a Seller of any of the provisions of Section 5.06 or this Section 5.16 (in addition to any other remedy to which it may be entitled, at law or in equity), and each of the Sellers consents to the entry thereof.

Section 5.17  Resignations of Officers and Directors.  At least three (3) Business Days prior to the Closing, the Company shall deliver to Buyer written resignations, effective as of the Closing Date, of all officers and directors of each of the Acquired Companies); provided, however, that such resignations shall be expressly conditioned on the occurrence of the Closing.

Section 5.18  Exercise of Stock Options.  Simultaneously with the execution of this Agreement, the Company and the Optionholders have executed and entered into irrevocable and binding Conditional Exercise Agreements with respect to the Outstanding Options, copies of which are attached hereto as Exhibit C hereto (the “Conditional Option Exercise Agreements”), pursuant to which the Optionholders have irrevocably exercised their options in full, conditional upon the Closing and effective as of the Closing Date.  Prior to the Closing, the Company and the Optionholders shall effect the exercise of the Outstanding Options in accordance with the Conditional Option Exercise Agreements and issue to each of the Optionholders the number of Shares to which they are entitled pursuant thereto; provided, however, that such Conditional Option Exercise Agreements shall be expressly conditioned on the occurrence of the Closing.

Section 5.19  Nicolais Employment Agreement.  At or prior to the Closing, the Buyer or Company and Charles Nicolais shall enter into an Employment Agreement and

Confidentiality and Non-Competition Agreement with the Buyer in the form of Exhibit D hereto (together, the “Nicolais Employment Agreement”).

Section 5.20  Termination of Certain Agreements/Plans.  At least three Business Days prior to the Closing, the Company and the Sellers (to the extent they are parties thereto) shall terminate or cause to be terminated each of the agreements listed in Section 5.20 of the Disclosure Letter (the “Terminated Agreements”) and the Company shall have terminated the 2007 Equity Incentive Plan and the Performance Chemicals & Ingredients Company Equity Based Incentive Plan; provided, however, that such termination shall be expressly conditioned on the occurrence of the Closing.

Section 5.21  2013 Audited Financial Statements.  The Company shall deliver to the Buyer its audited consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2013, and the related statements of income and retained earnings, stockholders’ equity and cash flow for the year then ended, together with standard unqualified opinions / reports (without any explanatory paragraphs) of the Company’s auditors relating thereto (collectively, the “2013 Audited Financial Statements”), as soon as same are available from its auditors, but in any event prior to April 30, 2014.

Section 5.22  Signatories on Bank Accounts.  Prior to the Closing, the Company shall have delivered documentation to the banks where the Acquired Companies have bank accounts necessary to replace the existing authorized signatories on such accounts with new authorized signatories identified by the Buyer no later than three (3) Business Days prior to the Closing.

ARTICLE VI
CONDITIONS TO CLOSING

Section 6.01  Conditions to Obligations of All Parties.  The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to Closing, of each of the following conditions:

(a)           The applicable waiting period under the HSR Act and any extensions thereof shall have expired or been terminated (“HSR Clearance”).

(b)          No action, suit, claim, investigation or other legal proceeding shall have   instituted at or prior to Closing which would reasonably be expected to result in any Governmental Order that has the effect of, and no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of, making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

Section 6.02  Conditions to Obligations of Buyer.  The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to Closing, of each of the following conditions:

(a)          Representations and Warranties.  The Fundamental Representations of the Company and Sellers shall be true and correct in all respects on the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date).  The representations and warranties of the Company and Sellers contained in Article III, excluding the Fundamental Representations, without regard to any materiality, Material Adverse Effect or similar qualifiers contained therein, shall be true and correct in all respects on the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect.

(b)         Covenants.  The Company and Sellers shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Company and Sellers shall have performed and complied with such agreements, covenants and conditions, as so qualified, in all respects.

(c)          Officer’s Certificate.  Buyer shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of the Company, certifying that each of the conditions set forth in Section 6.02(a), Section 6.02(b), Section 6.02(e), Section 6.02(f), Section 6.02(j) and Section 6.02(l) has been satisfied.

(d)          Secretary’s Certificate.  Buyer shall have received a certificate, dated as of the Closing Date, executed by the secretary of the Company, certifying as to (i) the names and corporate titles of the officers of the Company authorized to sign this Agreement and the other instruments contemplated hereby, together with the true signatures of such officers; (ii) all resolutions duly adopted by the board of directors and the stockholders of the Company authorizing the execution, delivery and performance by the Company of this Agreement and the other instruments contemplated hereby; and (iii) true and correct copies of the organizational documents of each Acquired Company, as amended and in effect on the Closing Date.

(e)          No Material Adverse Change.  Since the Balance Sheet Date, there shall not have occurred a Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Material Adverse Effect.

(f)           Payoff Letters and Encumbrance Releases.  The Company shall have delivered to the Buyer customary payoff letters and evidence of pending Encumbrance releases and UCC terminations in respect of all Indebtedness required to be repaid at Closing.

(g)          FIRPTA Statement.  The Company shall have delivered to Buyer a properly executed statement, dated as of the Closing Date, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3).

(h)          Good Standing Certificates.  The Company shall have delivered to the Buyer (i) a certificate of good standing for each Acquired Company issued by the Secretary of State of such Acquired Company’s jurisdiction of organization, and (ii) a certificate of the Secretary of State of each jurisdiction in which each Acquired Company is qualified to do business as a foreign corporation or limited liability company (as the case may be) as to the due qualification and good standing of such Acquired Company in such jurisdiction, in each case dated no more than 20 Business Days prior to the Closing Date.

(i)           Certificates of Incorporation.  The Company shall have delivered to the Buyer a copy of the Certificate of Incorporation or Certificate of Formation (as applicable) of each Acquired Company, as amended and in effect on the Closing Date, certified by the Secretary of State of Delaware as of a date no more than 20 Business Days prior to the Closing Date.

(j)           Exercise of Options.  The Company and the Optionholders shall have effected the exercise of the Outstanding Options in accordance with the Conditional Option Exercise Agreements and issued to each of the Optionholders the number of Shares to which they are entitled pursuant thereto.

(k)           Employment Agreement.  Charles Nicolais shall have executed and delivered to the Buyer the Nicolais Employment Agreement.

(l)           Termination of Terminated Agreements.  The Terminated Agreements shall have been terminated and none of the Acquired Companies shall have any further actual or potential liability or obligation of any nature thereunder or with respect thereto other than as Unpaid Company Transaction Costs, and the Company shall have delivered to the Buyer such evidence thereof as Buyer may reasonably require.

(m)          Resignations of Officers and Directors.  The Buyer shall have received the written resignations of all of the officers and directors of the Company and each of its Subsidiaries effective as of Closing pursuant to Section 5.17.

(n)         Audited Financial Statements and Accountant’s Consent.  The Company shall have provided Buyer with the 2013 Audited Financial Statements, and the Company’s auditors shall have consented to Buyer’s use, incorporation or inclusion of such auditor’s opinions / reports with respect to the 2013 Audited Financial Statements and the other Audited Financial Statements referred to in Section 3.10, including use, incorporation or inclusion of such financial statements and opinions / reports in Buyer’s filings with the Securities and Exchange Commission.

(o)          Additional Documents.  Company and Sellers shall have delivered to Buyer such other instruments of transfer as Buyer reasonably requests more than five days prior to the Closing and are reasonably necessary to effect the transfer of the Shares to the Buyer.

(p)          Buyer shall have delivered the Available Funds Certificate prior to the date that is 180 days after the date hereof.

Section 6.03  Conditions to Obligations of Sellers.  The obligations of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Sellers’ waiver of each of the following conditions:

(a)          The representations and warranties of Buyer contained in Article IV shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

(b)          Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Buyer shall have performed and complied with such agreements, covenants and conditions, as so qualified, in all respects.

(c)          The Stockholder Representative shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 6.03(a) and Section 6.03(b) has been satisfied.

(d)          Buyer shall have delivered the Available Funds Certificate by May 15, 2014.

ARTICLE VII
INDEMNIFICATION

Section 7.01  Survival.  Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive Closing and shall remain in full force and effect until the date that is the eighteen (18) month anniversary of Closing (the “General Survival Period”); provided, however, (i) the Several Representations and the representations and warranties set forth in Section 3.01 (Organization and Authority of the Company), Section 3.02 (Execution and Enforceability), Section 3.04 (Capitalization), Section 3.26 (Brokers), Section 3.28 (Transaction Bonuses), Section 4.01 (Organization and Authority of Buyer), Section 4.02 (Execution and Enforceability) and Section 4.05 (Brokers) (collectively, other than the Several Representations, the “Fundamental Representations”), together with any claims based on intentional breach of a representation or fraud, shall survive Closing indefinitely, and (ii) the representations and warranties set forth in Section 3.20 (Environmental Matters) and the Tax Representations shall survive Closing until the thirtieth (30th) day following the earlier of (A) the sixth anniversary of the Closing Date or (B) the expiration of the applicable statute of limitations for the matters covered by such representations and warranties.  None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive Closing for the period contemplated by its respective terms.  Notwithstanding the foregoing: (x) any claims asserted in good faith with reasonable specificity and in writing by notice including the amount of such claim (to the extent then known and reasonably determinable) and the basis for such claim hereunder from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant survival period and any claim related to a breach of such representation and warranty shall survive until such claims are finally resolved; (y) if prior to expiration of the Tax Representations the Buyer or the Company receives notice that a Tax authority is conducting an audit, examination, administrative and or judicial proceeding with respect to one or more Tax Returns of the Company relating to a Pre-Closing Tax Period (or has notified the Buyer or the Company in writing of its intention to do so) and Buyer gives written notice thereof to the Stockholder Representative within 30 days following expiration of the Tax Representations, the Tax Representations applicable to all matters relating to such Tax Return(s) shall survive until the thirtieth (30th) day following the expiration of the applicable statute of limitations for the matters covered by such Tax Representations; and (z) if the Company failed for any reason to file a Tax Return that was required to be filed by it on or before the Closing Date, the Tax Representations applicable to all matters relating to such Tax Return shall survive until the thirtieth (30th) day following the expiration of the applicable statute of limitations for the matters covered by such Tax Representations.

Section 7.02  Indemnification By Sellers.

(a)          Subject to the other terms and conditions of this Article VII, the Sellers shall, following the Closing Date, indemnify Buyer, the Acquired Companies and each of their respective directors, officers, employees, stockholders, members, managers, partners and Affiliates (“Buyer Indemnified Party” or collectively, the “Buyer Indemnified Parties”), against, and shall hold the Buyer Indemnified Parties harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, Buyer Indemnified Party based upon, arising out of, with respect to or by reason of, directly or indirectly:

(i)       any breach of any of the representations or warranties of the Company or the Stockholder Representative contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company or any Seller pursuant hereto (provided that, in determining whether a breach of any such representation or warranty has occurred for purposes of this Section 7.02(a)(i) or the amount of Losses arising therefrom, any and all references to materiality qualifications such as “Material Adverse Effect,” “material,” “materially,” “in all material respects” or similar qualifiers contained in any such representation or warranty shall be ignored); or

(ii)       any breach of any covenant, agreement or obligation to be performed by the Company or the Stockholder Representative pursuant to this Agreement; or

(iii)      the fire incident of January 31, 2014, at the Company’s Defiance, Ohio facility that consist of, in each case to the extent not payable by Target’s insurance policies, (A) costs to restore the “DJ” spray dryer and related equipment to operation; (B) costs relating to personal injuries; and (C) OSHA fines or citations alleging willful intent or wrongdoing and fifty percent (50%) of all other OSHA fines and citations issued during the six months after the incident; or

(iv)     any Indebtedness (other than AFCO Indebtedness) or Company Transaction Costs, to the extent not accounted for in the Final Adjustment Amount; or

(v)      any liability or obligation under or associated with any of the Terminated Agreements or the termination thereof; or

(vi)     any claim for indemnification made by past or present directors, managers, officers or employees of any of the Acquired Companies relating to or arising out of acts, omissions, events or circumstances occurring or existing prior to the Closing, whether pursuant to the organizational documents of an Acquired Company, indemnification agreements between such Persons and an Acquired Company, applicable Laws or otherwise;

(vii)    any of the matters or circumstances identified in Section 7.02(a)(vii) of the Disclosure Letter.

(b)          Subject to the other terms and conditions of this Article VII, each Seller (or an individual basis, and not jointly and severally with others) shall indemnify the Buyer Indemnified Parties against, and shall hold the Buyer Indemnified Parties harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, any Buyer Indemnified Party based upon, arising out of, with respect to or by reason of, directly or indirectly:

(i)       any breach of the Several Representations of such Seller; or

(ii)       any breach of any covenant, agreement or obligation to be performed by such Seller pursuant to this Agreement.

For the avoidance of doubt, the Company shall have no liability to any party hereto in respect of the subject matter of this Agreement after the Closing.

Section 7.03  Indemnification By Buyer.  Subject to the other terms and conditions of this Article VII, Buyer shall indemnify Sellers against, and shall hold Sellers harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Sellers based upon, arising out of, with respect to or by reason of:

(a)           any breach of any of the representations or warranties of Buyer contained in this Agreement; or

(b)           any breach of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement.

Section 7.04  Certain Limitations.  The party making a claim under this Article VII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article VII is referred to as the “Indemnifying Party”. The indemnification provided for in Section 5.03(b) and Article VII shall be subject to the following limitations:

(a)           Sellers shall not be liable to the Indemnified Party for indemnification under Section 7.02(a)(i) (I) for any Loss or any series of related Losses that do not exceed $75,000 (a

“Qualifying Loss”) and (II) until the aggregate amount of all Losses (whether or not Qualifying Losses) incurred by the Buyer Indemnified Parties with respect to the matters covered thereunder exceeds $2,000,000 (the “Deductible”), in which event Sellers shall only be required to pay or be liable for Qualifying Losses in excess of the Deductible; provided, however, (A) any Losses related to the Fundamental Representations and the Tax Representations shall constitute a Qualifying Loss notwithstanding the size of such Loss and (B) the Deductible shall not apply to (i) any claim for intentional breach of a representation or fraud or (ii) any breach of the Tax Representations or the Fundamental Representations.

(b)          The aggregate amount of all Losses for which Sellers shall be liable pursuant to Section 7.02(a)(i) shall not exceed $55,000,000 (the “Cap”); provided, however, the Cap shall not apply to (i) any claim for intentional breach of a representation or fraud or (ii) any breach of the Tax Representations or the Fundamental Representations.

(c)          Subject to the other limitations imposed by this Article VII, all claims against the Sellers for indemnification under this Agreement, including any claims for the Tax Indemnity and claims under Article VII, shall first be paid and satisfied from the Escrow Account, to the extent of any funds then remaining, and only secondarily by the Sellers; provided, however, that Losses that could be asserted under the indemnification provisions of Section 7.02(b) shall not be satisfied from the Escrow Account but instead, Buyer may only seek to recover such Losses directly against the offending Seller (severally and not jointly and severally against others).  The Institutional Sellers shall be jointly and severally liable for the indemnification obligations of the Sellers pursuant to Section 7.02(a) and the Tax Indemnity, and the Individual Sellers shall be severally (and not jointly) liable for such indemnification obligations in proportion to each such Individual Seller’s respective Percentage Interest of the applicable Loss.

(d)          Except in the case of intentional breach of a representation or fraud, the aggregate liability of Sellers hereunder for all claims, including for the Tax Indemnity and under this Article VII, shall not exceed the Purchase Price.  No Individual Seller shall be liable for any claim for indemnification under Section 7.02 or for the Tax Indemnity in excess of such Individual Seller’s Percentage Interest in such claim, and with respect to any claims subject to the Cap, each Individual Seller’s aggregate liability for all such claims for indemnification shall not exceed such Individual Seller’s Percentage Interest of the Cap.  The maximum liability hereunder for any Individual Seller for the Tax Indemnity shall not, when aggregated with all other indemnification obligations of such Individual Seller hereunder, exceed the Purchase Price actually received by such Individual Seller.

(e)          The amount of any Loss subject to indemnification pursuant to Section 5.03(b) or Article VII shall be calculated net of any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Indemnified Party (or the Company) in respect of any such Loss. The Indemnified Party shall use commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses.  The amount of any indemnity payment hereunder shall initially be determined without regard to any such insurance proceeds or indemnity, contribution or other similar payments and shall be subject to adjustment if and when any such insurance proceeds indemnity, contribution or other similar payments are actually received.  If and to the extent that any insurance proceeds or indemnity, contribution or other similar payments are recovered by an Indemnified Party with respect to any Losses for which it has already been indemnified by an Indemnifying Party hereunder, such Indemnified Party shall pay to the Indemnifying Party (or, in cases where the Sellers are the Indemnifying Party, the Stockholder Representative, for the benefit of the Sellers) within thirty (30) days of receiving such insurance proceeds or payment, an amount equal to the excess of (i) the amount previously received by the Indemnified Party under Section 5.03(b) or this Article VII with respect to such claim plus the amount of the insurance proceeds and indemnity, contribution or other similar payments received, over (ii) the amount of Losses with respect to such claim which the Indemnified Party has become entitled to receive under Section 5.03(b) or this Article VII; provided, however, that if the Sellers were the Indemnifying Parties, the applicable indemnification payment was made from the Escrow Account and the Escrow Account remains in effect, then the Buyer Indemnified Party shall make such payment to the Escrow Account.

(f)           The amount of any Loss subject to indemnification pursuant to Section 5.03(b) or Article VII shall be calculated net of any Tax Benefit actually realized by the Indemnified Party on account of such Loss.  The amount of any indemnity payment hereunder shall initially be determined without regard to any such Tax Benefit, and shall be subject to adjustment if and when any such Tax Benefit is actually realized.  If and to the extent that any Tax Benefit is realized by an Indemnified Party with respect to any Losses for which it has already been indemnified by an Indemnifying Party hereunder, such Indemnified Party shall pay to the Indemnifying Party (or, in cases where the Sellers are the Indemnifying Party, the Stockholder Representative, for the benefit of the Sellers) within 30 days of realizing such Tax Benefit, an amount equal to the excess of (i) the amount previously received by the Indemnified Party under Section 5.03(b) or this Article VII with respect to such claim plus the amount of the Tax Benefit realized by the Indemnified Party, over (ii) the amount previously received by the Indemnified Party under Section 5.03(b) or this Article VII with respect to such claim; provided, however, that if the Sellers were the Indemnifying Parties, the applicable indemnification payment was made from the Escrow Account and the Escrow Account remains in effect, then the Buyer Indemnified Party shall make such payment to the Escrow Account.

(g)          No Seller shall have any liability with respect to a breach of any of the Several Representations by any other Seller and Buyer agrees not to seek recovery against a Seller with respect to a breach of the Several Representations by another Seller.

(h)          Notwithstanding anything contained elsewhere in this Agreement, the amount of any Loss subject to indemnification under Section 7.02 shall be calculated net of any amounts to the extent, but only to the extent, that such Loss was included as a Current Liability in calculating the Company’s Working Capital and actually taken into account in determining the Final Adjustment Amount.

(i)           The parties hereto agree that Buyer shall not have any rights to set-off any Loss it may have against Sellers against any amount otherwise due to any of Sellers.

(j)           If an Indemnified Party is entitled to indemnification under more than one clause or subclause of this Agreement with respect to Losses, then such Indemnified Party shall be entitled to only one indemnification or recovery for such Losses to the extent it arises out of the same set of circumstances and events; it being understood that this Section 7.04(j) is solely to preclude a duplicate recovery by Indemnified Party.

(k)        Upon making any indemnity payment pursuant to this Agreement, as applicable, the Indemnifying Party (or, in cases where the Sellers are the Indemnifying Party, the Stockholder Representative, on behalf of the Sellers) shall be subrogated to all rights of the Indemnified Party against any third party in respect of the Losses to which the payment related.  The Indemnifying Party shall not, however, have the right to collect aggregate payments from such third party or third parties in excess of the actual amount of the indemnification payment previously paid with respect to such Losses. The parties hereto will execute upon request, all instruments reasonably necessary to evidence and perfect the above described subrogation rights.

Section 7.05  Indemnification Procedures.

(a)          Third-Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party may be obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party is materially disadvantaged by such failure or delay or forfeits material rights or defenses by reason of such failure or delay.  Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party.  The Indemnifying Party shall have the right to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, which counsel must be reasonably satisfactory to the Indemnified Party, so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within twenty (20) days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will defend the Third Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, and (iii) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.  In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 7.05(b), it shall have the right to take such reasonable action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party, and, the Indemnified Party shall cooperate in good faith in such defense.  The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof, provided that if in the opinion of counsel to the Indemnified Party (A) there are legal defenses that are available to the Indemnified Party that are different from or additional to those that are available the Indemnifying Party or (B) there exists a conflict of interest between the Indemnified Party and the Indemnifying Party, the then the Indemnifying Party shall be responsible for paying the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction that the Indemnified Party determines counsel is required.  If the Indemnifying Party elects not to compromise or defend such Third-Party Claim or if any of the conditions set forth in clauses (i) through (iii) above is not satisfied or becomes unsatisfied, the Indemnified Party may pay, compromise, defend or consent to the entry of any judgment or enter into any settlement with respect to such Third-Party Claim in any manner it may reasonably deem appropriate, subject to the right of the Indemnifying Party to consent to a settlement in accordance with Section 7.05(c), and the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses) (as long such costs relate to a Loss subject to indemnification) and will indemnify the Indemnified Party for any and all Losses based upon, arising from or relating to such Third-Party Claim, in each case subject to the limitations on indemnification contained in this Article VII.  Sellers and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available (subject to the provisions of Section 5.06) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(b)          Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), except as provided in this Section 7.05(b).  If a firm offer is made to settle a Third-Party Claim solely for monetary consideration to be paid in full by the Indemnifying Party and which does not create liability or any financial or other obligation on the part of any Indemnified Party of any nature and which provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party.  If the Indemnified Party fails to consent to such firm offer within twenty (20) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer.  In addition, the Indemnified Party shall not agree to any settlement of such Third Party Claim without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c)           Direct Claims.  Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted in good faith by the Indemnified Party giving the Indemnifying Party prompt written notice thereof.  The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party is materially disadvantaged by such failure or delay or forfeits material rights or defenses by reason of such failure or delay.  Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail,  and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party.

Section 7.06  Exclusive Remedies.  Subject to Section 8.02 and Section 9.11, the parties acknowledge and agree that following the Closing their sole and exclusive remedy with respect to any and all claims (other than claims for intentional breach of a representation or fraud) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in Section 5.03(b) and this Article VII.  In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action (other than those for intentional breach or fraud) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to Section 8.02, Section 9.11 or the indemnification provisions set forth in Section 5.03(b) and this Article VII, or for intentional breach or fraud.  Nothing in this Section 7.06 shall limit the recourse of Sellers pursuant to Section 8.02 or of any Person pursuant to Section 9.11, or limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 9.11 or to seek and obtain any remedy on account of any intentional breach or fraud by any party.

Section 7.07  Effect of Investigation.  The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnified Party’s waiver of any condition set forth in Section 6.02 or Section 6.03, as the case may be.

ARTICLE VIII
TERMINATION

Section 8.01  Termination.  This Agreement may be terminated at any time prior to Closing:

(a)           by the mutual written consent of the Company and Buyer;

(b)           by Buyer by written notice to the Company and Stockholder Representative if:

(i)       Buyer is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by any Seller, the Stockholder Representative or the Company pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VI and such breach, inaccuracy or failure cannot be cured by such Seller, the Stockholder Representative or the Company by the Outside Date; or

(ii)      any of the conditions set forth in Section 6.01 or Section 6.02 (other than Section 6.02(p)) shall not have been fulfilled by the Outside Date (other than those conditions, which, by their nature, are to be satisfied on the Closing Date), unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to Closing; or

(iii)      the Company has failed to execute and deliver to the Escrow Agent the instructions required by Section 2.03(f) within five (5) Business Days after the date of this Agreement, or has rescinded such instructions, delivered contrary instructions to the Escrow Agent or taken any other action that results, directly or indirectly, in the funds contained in the Escrow Account or any portion thereof not being disbursed to the Buyer by the Escrow Agent within ten (10) Business Days following the Escrow Agent’s receipt of such instructions; or

(iv)     (A) the Buyer has delivered a duly executed Available Funds Certificate, the certifications contained in such Available Funds Certificate are true and correct at the time of delivery and for five (5) Business Days thereafter and the other conditions to the Sellers’ obligations to consummate the Closing have been satisfied (other than any such conditions which by their nature are to be satisfied on the Closing Date), in each case more than five (5) Business Days prior to May 7, 2014, and (B) following satisfaction of such conditions and the passage of such five (5) Business Day period, the Debt Financing becomes unavailable to Buyer for any reason other than breach by Buyer of this Agreement; or

(v)      despite its best efforts, Buyer has been unable to deliver the Available Funds Certificate prior to 180 days after the date hereof and is otherwise in compliance with the provisions hereof;

(c)           by the Company or the Stockholder Representative by written notice to Buyer if:

(i)       the Company, the Stockholder Representative and Sellers are not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VI and such breach, inaccuracy or failure cannot be or has not been cured by Buyer by the Outside Date; or

(ii)       any of the conditions set forth in Section 6.01 or Section 6.03 shall not have been fulfilled by the Outside Date (other than those conditions, which, by their nature, are to be satisfied on the Closing Date), unless such failure shall be due to the failure of the Company, the Stockholder Representative or any Sellers to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to Closing; or

(iii)      after 45 days from the date hereof, (A) each of the conditions set forth in in Section 6.01 and Section 6.02 (other than Section 6.02(p) and any such conditions which by their nature are to be satisfied by the Closing Date) have been satisfied or waived, (B) the Company and the Stockholder Representative shall have notified the Buyer that the Company and the Sellers are ready, willing and able to consummate the Closing, and neither the Company, the Stockholder Representative nor any of the Sellers shall have revoked such notice, (C) the Buyer shall have failed to consummate the Closing on the Closing Date, (D) the Company shall have provided written notice to the Buyer that this Agreement will terminate pursuant to this

Section 8.01(c)(iii) if the Buyer fails to consummate the Closing by 5:00 pm New York City time on the second Business Day following the date of Buyer’s receipt of such notice of termination; and (E) Buyer shall not have consummated the Closing by 5:00 pm New York City time on the second Business Day following the date of Buyer’s receipt of such notice of termination;

(iv)     (A) each of the conditions set forth in in Section 6.01 and Section 6.02 (other than any such conditions which by their nature are to be satisfied by the Closing Date) have been satisfied or waived, (B) the Company and the Stockholder Representative shall have notified the Buyer that the Company and the Sellers are ready, willing and able to consummate the Closing, and neither the Company, the Stockholder Representative nor any of the Sellers shall have revoked such notice, (C) the Buyer shall have failed to consummate the Closing on the Closing Date, (D) the Company shall have provided written notice to the Buyer that this Agreement will terminate pursuant to this Section 8.01(c)(iv) if the Buyer fails to consummate the Closing by 5:00 pm New York City time on the second Business Day following the date of Buyer’s receipt of such notice of termination; and (E) Buyer shall not have consummated the Closing by 5:00 pm New York City time on the second Business Day following the date of Buyer’s receipt of such notice of termination; or

(d)          by Buyer or the Company in the event that:

(i)       there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(ii)      any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

Section 8.02  Buyer Termination Fee.

(a)          If (i) the Company or the Stockholder Representative terminate this Agreement (A) pursuant to Section 8.01(c)(i), or (B) pursuant to Section 8.01(c)(ii) as a result of Buyer’s failure to satisfy the conditions set forth in Section 6.03 and the conditions to Buyer’s obligations to consummate Closing under Section 6.01 and Section 6.02 have been satisfied (other than Section 6.02(p) and any such conditions which by their nature are to be satisfied by the Closing Date), or (C) pursuant to Section 8.01(c)(iii) or Section 8.01(c)(iv), in each case other than where such termination rights arise from or relate to a Buyer Willful Breach or (ii) Buyer terminates this Agreement pursuant to Section 8.01(b)(v), the parties agree that the Company shall have suffered a loss in value of an incalculable nature and amount, unrecoverable in Law, and Buyer shall pay the Buyer Termination Fee to the Company, it being understood that in no event shall Buyer be required to pay the Buyer Termination Fee on more than one occasion.  The Buyer Termination Fee shall be payable by Buyer to the Company in immediately available funds by wire transfer no later than five (5) Business Days after such termination.  The term “Buyer Termination Fee” shall mean an amount equal to $17,000,000.

(b)          Notwithstanding anything to the contrary in this Agreement, the Company’s right to terminate this Agreement and receive payment of the Buyer Termination Fee pursuant to

Section 8.02(a) shall be the sole and exclusive remedy of Company, Sellers, Stockholder Representative and their respective Affiliates against Buyer or any of its Affiliates or any of their respective stockholders, partners, members, directors, officers, employees, advisors or Representatives or any of the Financing Sources for any and all Losses that may be suffered based upon, resulting from or arising out of any of the events or circumstances giving rise to the Company’s right to receive such Buyer Termination Fee, other than any liability for Buyer Willful Breach.  The payment of the Buyer Termination Fee shall be considered liquidated damages for any breach by Buyer of this Agreement giving rise to payment of the Buyer Termination Fee, and in the event the Buyer Termination Fee is paid, Buyer shall have no further liability for any breach by it of the representations, warranties, covenants or agreements set forth in this Agreement except for Buyer Willful Breach, and neither the Company nor Sellers (or the Stockholder Representative) shall seek to recover any other money damages or seek any other remedy, other than with respect to a Buyer Willful Breach.  For the avoidance of doubt and notwithstanding the foregoing, the payment of a Buyer Termination Fee shall not limit damages, and shall not be considered liquidated damages, for any Buyer Willful Breach of Section 5.04 or any other provision of this Agreement.  Each party acknowledges that the agreements contained in this Article VIII are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties would not enter into this Agreement; accordingly, if Buyer fails to promptly to pay or cause to be paid the Buyer Termination Fee pursuant to Section 8.02(a), and, in order to obtain payment of the Buyer Termination Fee, the Company commences a suit that results in a judgment for payment of the Buyer Termination Fee pursuant to Section 8.02(a), Buyer shall pay to the Company its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the unpaid amount of the Buyer Termination Fee due in accordance with Section 8.02(a) from the date payment was due at eight percent (8%) per annum.  The foregoing shall have no effect on Sellers’ or the Company’s ability prior to termination of this Agreement to require or request specific performance or any other remedy in the event of a Buyer Willful Breach.  For avoidance of doubt, Buyer shall have no liability to the Company, the Sellers or the Stockholder Representative in the event of any termination of this Agreement (i) by mutual agreement of the Company and the Buyer pursuant to Section 8.01(a), (ii) by the Buyer pursuant to Section 8.01(b)(iv), (iii) by the Buyer pursuant to Section 8.01(b)(ii) as a result of a failure to fulfill any of the conditions set forth in Section 6.01; (iv) by the Company or the Stockholder Representative pursuant to Section 8.01(c)(ii) as a result of a failure to fulfill any of the conditions set forth in Section 6.01, or (v) by the Company or the Buyer pursuant to Section 8.01(d).

Section 8.03  Effect of Termination.  In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(a)          as set forth in this Article VIII and Article IX hereof; and

(b)         that, subject to the provisions of Section 8.02(b), termination of this Agreement shall not (i) relieve or release any party to this Agreement of any liability or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party and/or such party’s stockholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) arising out of such party’s breach of any provision of this Agreement or (ii) impair the right of any party hereto to compel specific performance by the other party or parties, as the case may be, of such party’s post-termination obligations under this Agreement.

ARTICLE IX
MISCELLANEOUS

Section 9.01  Expenses.  Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not Closing shall have occurred; provided, however, that (i) Buyer shall be responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act, (ii) Buyer’s expenses may, at the Buyer’s election, be paid by the Company in the event that Closing occurs, and (iii) any unpaid Company Transaction Costs as of Closing may be paid by Buyer upon Closing, but such payments described in this subsection (iii) shall be taken into account in the calculation of the Closing Payment.

Section 9.02  Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.  Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

If to Company:	Performance Chemicals & Ingredients Company
1401 S. Brentwood, Suite 375
St Louis, MO 63144
Facsimile: (314) 961-1818
Email:	Charles.Nicolais@SensoryEffects.com or
Charles.Nicolais@PCI-Company.com

with a copy before Closing to:	Highlander Partners L.P.
3811 Turtle Creek Blvd., Suite 250
Dallas, TX 75219
Attention:   Christopher McRorie
Facsimile:  (214) 245-5015
Email:  cmcrorie@highlander-partners.com

and

Andrews Kurth LLP
1717 Main Street, Suite 3700
Dallas, TX  75201
Attention:   Mark S. Solomon, Esq.
Email:  marksolomon@andrewskurth.com
Facsimile:  (214) 659-4892

with a copy after Closing to:	Matthew D. Houston
General Counsel and Secretary
Balchem Corporation
52 Sunrise Park Road
New Hampton, New York 10958
Fax No.: (845) 326-5702
Email: mhouston@balchemcorp.com

and

Duane Morris, LLP
100 High Street
Boston, MA 02110
Attention:  Dana C. Blakslee
Fax No.: (857) 401-3056
Email:  dcblakslee@duanemorris.com

If to Buyer:	Balchem Corporation
52 Sunrise Park Road
New Hampton, New York 10958
Attention:  Dino A. Rossi, CEO
Fax No.: (845) 326-5702
Email:  DRossi@balchemcorp.com

with a copy to:	Matthew D. Houston
General Counsel and Secretary
Balchem Corporation
52 Sunrise Park Road
New Hampton, New York 10958
Tel No.: (845) 326-5600
Fax No.: (845) 326-5702
Email: mhouston@balchemcorp.com

and

Duane Morris, LLP
100 High Street
Boston, MA 02110
Attention:  Dana C. Blakslee
Tel No.: (857) 488-4243
Fax No.: (857) 401-3056
Email:  dcblakslee@duanemorris.com

If to the Stockholder	c/o Highlander Partners L.P.
Representative or Sellers:	3811 Turtle Creek Blvd., Suite 250
Dallas, TX  75219
Attention:   Christopher McRorie
Email:  cmcrorie@highlander-partners.com
Facsimile:  (214) 245-5015

with a copy to:	Andrews Kurth LLP
1717 Main Street, Suite 3700
Dallas, TX  75201
Attention:   Mark S. Solomon, Esq.
Email:  marksolomon@andrewskurth.com
Facsimile:  (214) 659.4892

Section 9.03  Interpretation.  For purposes of this Agreement: (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, the Disclosure Letter and Exhibits mean the Articles and Sections of, and the Disclosure Letter delivered with, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Letter and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 9.04  Headings.  The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 9.05  Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.  Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 9.06  Entire Agreement.  This Agreement, together with the Exhibits hereto, the Disclosure Letter and all of the instruments of transfer and other instruments and agreements referenced in or contemplated by this Agreement executed and delivered or to be executed and delivered in connection with the transactions contemplated hereby, constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter.

Section 9.07  Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other parties, which consent shall not be unreasonably withheld or delayed; provided, however, that notwithstanding the foregoing, Buyer may, in its sole discretion and without the consent of any other party, assign, in whole or in part, (a) its rights under this Agreement for collateral security purposes to any lender providing financing to Buyer, such permitted assign or any of their Affiliates, and any such lender may exercise all of the rights and remedies of such assignee hereunder and thereunder and (b) its rights under this Agreement to any subsequent purchaser of Buyer or any of its divisions or any material portion of its assets (whether such sale is structured as a sale of stock or other equity interests, sale of assets, merger, recapitalization or otherwise). No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 9.08  No Third-Party Beneficiaries.  Except as provided in Section 5.05, Section 9.17 and Article VII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.09  Amendment and Modification; Waiver.  This Agreement may only be amended, modified or supplemented by an agreement in writing signed by Buyer, the Company, the Stockholder Representative and Sellers having an aggregate Percentage Interest in excess of 70%. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving, except that Sellers having an aggregate Percentage Interest in excess of 70% may waive provisions of this Agreement on behalf of all Sellers.  No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver.  No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 9.10  Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)          Except as otherwise provided in Section 9.17, this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule and all claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be determined and adjudicated under the laws of the State of Delaware.

(b)          EXCEPT AS OTHERWISE PROVIDED IN Section 9.17, ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF, RELATING TO OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER IN CONTRACT OR IN TORT, IN LAW OR IN EQUITY) MAY BE INSTITUTED IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE OR, IF THAT COURT DOES NOT HAVE JURISDICTION, IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE CITY OF WILMINGTON, DELAWARE, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. EXCEPT AS OTHERWISE PROVIDED IN Section 9.17, THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c)       EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES

THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.10(c).

Section 9.11  Specific Performance. Except as otherwise expressly provided herein, all rights and remedies of each of the parties under this Agreement will be cumulative, and the exercise of one or more rights or remedies will not preclude the exercise of any other right or remedy available under this Agreement, applicable Law or otherwise.  Without limiting the foregoing, but subject to the provisions of Section 8.02(b), the parties acknowledge that irreparable damages would occur if any of the provisions of this Agreement were not performed, or threatened not to be performed, in accordance with their specific terms or were otherwise breached and that money damages or other legal remedies would not be adequate for any such damages.  It is accordingly agreed that, except as otherwise expressly provided herein (including in Section 8.02(b)), Buyer, the Stockholder Representative (after Closing) or the Company (on behalf of Sellers before Closing) shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.  Subject to the provisions of Section 8.02(b), it is explicitly agreed that (i) solely in the case of a Buyer Willful Breach, the Company and Sellers (acting through the Stockholder Representative) shall be entitled to specific performance of Closing and Buyer’s obligation to cause the transactions contemplated hereby to be fully and timely funded and the other transactions contemplated hereby and (ii) Buyer shall be entitled to specific performance of Closing and Seller’s obligations to sell the Shares and perform the other obligations contemplated hereby.  The parties hereto further agree that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referenced in this Section 9.11 and the parties waive any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument; provided, however, to the extent any such bond or similar instrument is required by applicable Law or Governmental Order, the parties expressly agree and intend that a bond or similar instrument in the amount of $100 shall be sufficient and reasonable.  Notwithstanding the foregoing, in no event shall any party be entitled to specifically enforce or seek to specifically enforce Buyer’s obligation to pay the purchase price for the Shares pursuant to Section 2.01 and 2.03 if the Debt Financing has not been funded and will not be funded at the Closing; provided that nothing in this section shall be interpreted to limit in any way Buyer’s rights to specifically enforce any other covenant contained in this Agreement.

Section 9.12  Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 9.13  Non-Recourse.  This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this

Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the Persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.  No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other representative of any party hereto or of any Affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim or action based on, in respect of or by reason of the transactions contemplated hereby.

Section 9.14  Conflicts. Each of the parties hereto acknowledges and agrees, on its own behalf and on behalf of its representatives and Affiliates, that the Company is the client of Andrews Kurth LLP (“AK LLP”) and that AK LLP has jointly represented the Company and Sellers in connection with this Agreement and the transactions contemplated hereby.  After Closing, it is possible that AK LLP will represent one or more of Sellers, the Stockholder Representative and/or their respective representatives and Affiliates (individually and collectively, the “Seller Group”) in connection with a variety of matters, including matters adverse or potentially adverse to the interests of Buyer and/or the Company.  Each of the parties to this Agreement hereby agrees that AK LLP (or any successor) may serve as counsel to all or a portion of the Seller Group, in connection with any such matter arising after the date hereof.  Each of the parties hereto consents to such representation, and waives any conflict of interest arising therefrom.  Each of the parties hereto acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in connection herewith.  Each of the parties hereby irrevocably acknowledges and agrees that, solely for purposes of any Action, indemnification claim, or dispute or procedure under this Agreement following the Closing Date in which the Buyer or the Company are adverse to any member of the Seller Group, all privileged communications between AK LLP, on the one hand, and the Company (or any representative of the Company) or a Seller, on the other hand, prior to the Closing, together with any privileged communications between Christopher McRorie and the Company and/or members of the Seller Group prior to Closing, in each case made for the purpose of providing or obtaining legal advice in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, any agreements contemplated by this Agreement or the transactions contemplated by this Agreement, are privileged communications between such party and such counsel and from and after the Closing do not pass to Buyer notwithstanding the transactions contemplated hereby and instead remain with and are controlled by the Seller Group (the “Privileged Communications”). Buyer and the Company, together with any of their respective affiliates, subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Privileged Communications, whether located in email accounts of the Company, or otherwise, in any Action, indemnification claim, or dispute or procedure under this Agreement following the Closing in which the Buyer or the Company are adverse to any member of the Seller Group.  Buyer and the Company will not assert that Buyer (or the Company) has the right to waive the attorney-client privilege with respect to any Privileged Communication in connection with any Action, indemnification claim, or dispute or procedure under this Agreement following the Closing in which the Buyer or the Company are adverse to any member of the Seller Group.  For avoidance of doubt, and notwithstanding the foregoing, nothing herein shall preclude any Acquired Company or the Buyer from using or relying on any Privileged Communication relating to any of the Acquired Companies in connection with any Action in which neither the Buyer nor any Acquired Company are adverse to any member of the Seller Group.

Section 9.15  Stockholder Agreement Termination.  Each of Sellers hereby agrees, effective as of Closing, that the Stockholders Agreement of the Company, dated as of April 20, 2007, as amended, shall terminate and cease to be effective without any further action by Sellers.  In furtherance of the foregoing, the Company and Sellers hereby waive all consent rights, rights of first refusal and other limitations on the sale of the Shares in accordance with the terms of this Agreement that are currently contained in such stockholders agreement.  In the event that Closing shall not occur for any reason, the provision of this Section 9.15 shall be void and such Stockholders Agreement shall continue to be in full force and effect.

Section 9.16  Buyer Acknowledgement.  Buyer specifically acknowledges and agrees to the terms of Section 4.08 and that Seller and the Company have made no representations or warranties of any kind relating to the Acquired Company, including as to the prospects of the business, except as expressly set forth in Article III and Buyer has not relied on any representations and warranties, except for those expressly set forth in Article III.

Section 9.17  Debt Financing Party Arrangements.  Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto:  (i) agrees that it will not bring or support any Person, or permit any of its Affiliates to bring or support any Person, in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Person that has committed or subsequently commits to provide or otherwise enters into agreements in connection with providing debt financing to Buyer or any of its Affiliates, or any of their respective former, current and future Affiliates, equityholders, members, managers, partners, controlling persons, officers, directors, employees, agents, advisors, accountants, counsel and representatives involved in such debt financing including without limitation the Debt Financing Sources, the Lead Arranger and the Administrative Agent (collectively, the “Financing Sources”) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to any debt financing commitment letter and related fee letter including without limitation the Debt Commitment Letter (together with the Summary of Terms attached thereto as Exhibit A and the fee letter referred to therein) (each a "Commitment Letter") or the performance thereof or the financings contemplated thereby, including without limitation the Debt Financing and the Financing (collectively, the “Financings”), in any forum other than the federal and New York State courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources in any way relating to the Commitment Letter or the performance thereof or the Financings, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; (iii) agrees that the Financing Sources are beneficiaries of and may enforce any liability cap or limitation on damages or remedies in this Agreement (including, without limitation, Section 8.02 hereof) and (iv) HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY

JURY IN RESPECT OF ANY LITIGATION (WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING IN ANY WAY TO THE COMMITMENT LETTER OR THE PERFORMANCE THEREOF OR THE FINANCINGS AND ANY PROCEEDING INVOLVING THE FINANCING SOURCES UNDER THE COMMITMENT LETTER.  Notwithstanding anything to the contrary contained in this Agreement, (a) the Acquired Companies, the Company, the Sellers, any equityholders of the Sellers, the Stockholder Representative and their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall not have any rights or claims against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof or the Financings, whether at law or equity, in contract, in tort or otherwise and (b) no Financing Source shall have any liability (whether in contract, in tort or otherwise) to the Acquired Companies, the Company, the Sellers, any equityholders of the Sellers, the Stockholder Representative and their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof or the Financings, whether at law or equity, in contract, in tort or otherwise.  Notwithstanding anything to the contrary contained in this Agreement, the Financing Sources and their successors and assigns are intended third-party beneficiaries of, and shall be entitled to the protections of this Section 9.17, and Sections 8.02, 9.08 and 9.10 to the same extent as if the Financing Sources and their successors and assigns were parties to this Agreement.  This Section 9.17, and Sections 8.02, 9.08 and 9.10 may not be amended, modified or supplemented, or any of their provisions waived, without the written consent of the Financing Sources, which consent may be granted or withheld in the sole discretion of the Financing Sources.

ARTICLE X
THE STOCKHOLDER REPRESENTATIVE

Section 10.01  Authorization of the Stockholder Representative.  Each Seller, by his, her or its execution of this Agreement, hereby appoints, authorizes and empowers the Stockholder Representative to act as the agent of Sellers for the purposes and with the powers and authority hereinafter set forth in this Article X and in the Escrow Agreement, which shall include the full power and authority:

(a)          to execute and deliver the Escrow Agreement and this Agreement (with such modifications or changes thereto to which the Stockholder Representative, in its reasonable discretion, shall consent in writing);

(b)          as the Stockholder Representative, to enforce and protect the rights and interests of Sellers arising out of or under or in any manner relating to this Agreement and the Escrow Agreement and, in connection therewith, to (i) resolve all questions, disputes, conflicts and controversies concerning (A) the determination of amounts pursuant to Article II, (B) matters relating to Taxes pursuant to Section 5.03 and (C) indemnification claims pursuant to Article VII; (ii) employ such agents, consultants and professionals, to delegate authority to its agents, to take such actions and to execute such documents on behalf of Sellers in connection with Article VII as the Stockholder Representative, in its reasonable discretion, deems to be in the best interest of Sellers; (iii) assert or institute any claim, action, proceeding or investigation pursuant to Article VII; (iv) investigate, defend, contest or litigate any claim, action, proceeding or investigation initiated by Buyer, or any other Person, against all of Sellers, and receive process on behalf of all Sellers in any such claim, action, proceeding or investigation and compromise or settle on such terms as the Stockholder Representative shall determine to be appropriate, give receipts, releases and discharges on behalf of all of Sellers with respect to any such claim, action, proceeding or investigation pursuant to Section 5.03(b) or Article VII; (v) file any proofs, debts, claims and petitions as the Stockholder Representative may deem advisable or necessary; (vi) settle or compromise any claims asserted under Section 5.03(b) or Article VII; (vii) assume, on behalf of all Sellers, the defense of any claim that is the basis of any claim asserted under Section 5.03(b) or Article VII; and (viii) file and prosecute appeals from any decision, judgment or award rendered in any of the foregoing claims, actions, proceedings or investigations pursuant to Section 5.03(b) or Article VII, it being understood that the Stockholder Representative shall not have any obligation to take any such actions, and shall not have liability for any failure to take such any action;

(c)          to authorize and cause to be paid out of the Escrow Amount the full amount of any indemnification claims under Section 5.03(b) or Article VII and also any other amounts to be paid out of the Escrow Amount pursuant to this Agreement and the Escrow Agreement;

(d)         to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Stockholder Representative, in its sole and absolute direction, may consider necessary or proper or convenient in connection with or to carry out the activities described in paragraph (a) above and the transactions contemplated by this Agreement and the Escrow Agreement.

(e)         Buyer and the Company after Closing shall be entitled to rely exclusively upon the communications of the Stockholder Representative, but only as it relates to the foregoing, as the communications of Sellers.  Neither Buyer nor the Company (i) need be concerned with the authority of the Stockholder Representative to act on behalf of all Sellers hereunder, or (ii) shall be held liable or accountable in any manner for any act or omission of the Stockholder Representative in such capacity.

(f)          The grant of authority provided for in this Section 10.01 is coupled with an interest and is being granted, in part, as an inducement to the Company, Buyer to enter into this Agreement and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Seller and shall be binding on any successor thereto.

Section 10.02  Compensation; Exculpation; Indemnity.

(a)          The Stockholder Representative shall not be entitled to any fee, commission or other compensation for the performance of its service hereunder.

(b)         In dealing with this Agreement and any instruments, agreements or documents relating thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Stockholder Representative hereunder or thereunder, (i) the Stockholder Representative shall not assume any, and shall incur no, responsibility whatsoever to any Seller by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with this Agreement or the Escrow Agreement, unless by the Stockholder Representative’s gross negligence or willful misconduct, and (ii) the Stockholder Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Stockholder Representative pursuant to such advice shall in no event subject the Stockholder Representative to liability to any Seller unless by the Stockholder Representative’s gross negligence or willful misconduct.

(c)         Each Seller, severally, shall indemnify the Stockholder Representative up to, but not exceeding, an amount equal to such Seller’s pro rata portion of the total amount, as determined in accordance with such Seller’s Percentage Interest and in no event exceeding such Seller’s pro rata portion of the Purchase Price, against all damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against it, of any nature whatsoever, arising out of or in connection with any claim or in connection with any appeal thereof, relating to the acts or omissions of the Stockholder Representative hereunder, except for such damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against the Stockholder Representative that arise from the Stockholder Representative’s gross negligence or willful misconduct, including the willful breach of this Agreement. The foregoing indemnification shall not be deemed exclusive of any other right to which the Stockholder Representative may be entitled apart from the provisions hereof.  In the event of any indemnification under this Section 10.02, each Seller shall promptly deliver to the Stockholder Representative full payment of his, her or its ratable share of such indemnification claim.

(d)          All of the indemnities, immunities and powers granted to the Stockholder Representative under this Agreement shall survive Closing and/or any termination of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed under seal as of the date first written above by their respective officers thereunto duly authorized.

BUYER:

BALCHEM CORPORATION

By:	/s/Dino A. Rossi	SEAL
Name:	Dino A. Rossi
Title:	President & CEO

COMPANY:

PERFORMANCE CHEMICALS & INGREDIENTS COMPANY

By:	/s/Charles A. Nicolais	SEAL
Name:	Charles A. Nicolais
Title:	Chairman, CEO & President

SELLERS:

2006 HIRSCH FAMILY PARTNERSHIP NO. 1, LTD.
2006 HIRSCH FAMILY PARTNERSHIP NO. 2, LTD.
2006 HIRSCH FAMILY PARTNERSHIP NO. 3, LTD.

By:	Hirsch Family Management, LLC

By:	/s/Laurence E. Hirsch	SEAL
Name:	Laurence E. Hirsch
Title:	Manager

HIGHLANDER PARTNERS, L.P.

By:	Highlander Partner GP, LLC

By:	/s/M.R. Nicolais	SEAL
Name:	Michael R. Nicolais
Title:	President

/s/Charles A. Nicolais		SEAL
Charles A. Nicolais

PCI-Balchem Stock Purchase Agreement Signature Page

/s/Dennis J. Reid		SEAL
Dennis J. Reid

DENNIS J. REID REVOCABLE TRUST UTA

By:	/s/Dennis J. Reid	SEAL
Name:	Dennis J. Reid
Title:	Trustee

/s/Darren Lane		SEAL
Darren Lane

/s/Michael R. Nicolais		SEAL
Michael R. Nicolais

/s/William F. Miller III		SEAL
William F. Miller III

/s/Alex Guiva		SEAL
Alex Guiva

/s/Chris McRorie		SEAL
Chris McRorie

/s/James Holdrieth		SEAL
James Holdrieth

/s/Mark Miller		SEAL
Mark Miller

PCI-Balchem Stock Purchase Agreement Signature Page

For the limited purposes stated herein:

REPRESENTATIVE:

HIGHLANDER PARTNERS, L.P.

By: Highlander Partner GP, LLC

By:	/s/M.R. Nicolais	SEAL
Name:	Michael R. Nicolais
Title:	President

PCI-Balchem Stock Purchase Agreement Signature Page